SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of August 2016

Commission File Number: 001-14014

CREDICORP LTD.

(Translation of registrant’s name into English)

Clarendon House

Church Street

Hamilton HM 11 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

The information in this Form 6-K (including any exhibit hereto) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

Lima, Peru, August 08, 2016 – Credicorp (NYSE:BAP) announced its unaudited results for the second quarter of 2016. These results are consolidated and reported in Soles according to IFRS.

Second Quarter Results 2016

Credicorp reported net income of S/897.4 million in 2Q16, which represented ROAE and ROAA of 20.4% and 2.2%, respectively. After deducting S/105.2 million of non-recurring income, the result translates into net recurring income of S/769.0 million, which reflects a -6.6% QoQ reduction and a +3.2% YoY increase. Recurring ROAE and ROAA reached the levels of 18.0% and 1.9%, respectively. In accumulated terms, recurring ROAE and ROAA in 1H16 were 19.0% and 2.0%, respectively.

The results in 2Q16 were driven by:

•     Quarter-end loan balances only increased +0.2% QoQ, which led to YoY expansion of +9.8%. Growth rates, adjusted for exchange rates, were situated at +0.6% QoQ and +8.8% YoY. The fact that loans posted virtually no growth this quarter was due mainly to contractions in loans in Middle-Market segment, followed by ASB and SME-Business segment, and to a lesser extent to Consumer loans. The aforementioned was offset by growth in loans in Corporate Banking, Mibanco and BCP Bolivia, and to a lesser extent in SME-Pyme, Credit Cards and Mortgage.

•     Despite negligible loan growth, interest income on loans increased +0.8% QoQ. Nevertheless, net interest income fell -2.2% QoQ due to lower gains on forwards and dividend income from investments. The YoY evolution, which does not include the effect of seasonality on loans, reflects a +3.6% increase in NII due to higher interest income on loans that offset both higher interest expenses and lower gains on forwards. In accumulated terms, NII increased +6.3% with regard to 1H15’s level.

•     The net interest margin (NIM) was situated at 5.19%, which represented a contraction of -14 bps QoQ and -51 bps YoY. A comparison of 1H16 vs. 1H15 reveals a decline of -39 bps. The main factors behind this pressure on NIM continue to be (i) the increase in interest expenses; (ii) the slowdown in loan growth, which continues to post somewhat higher growth in loans in low-margin businesses; and (iii) the strategy to improve the risk profile, which implies lower rates.

•     Net provisions for loan losses increased +6.8% QoQ and +12.1% YoY due to higher gross provisions and a decrease in recoveries and reversals. In this context, the cost of risk was situated at 2.11% that was +13 bps higher than 1Q16’s, which in turn represented the lowest level in the last 3 years. The YoY evolution posted an increase of only +4 bps above the cost of risk registered in 2Q15.

•     On-going pressure on the margin and an increase in the cost of risk this quarter led to drops of -22 bps and -49 bps QoQ and YoY, respectively in the NIM after provisions. Accordingly, 1H16 posted a contraction in NIM after provisions of -22 bps.

•     Non-financial income increased +18.2% QoQ and +21.9% YoY. This was due primarily to gains on sales of securities, which were attributable to the sale of 50% of the investment in BCI. If we eliminate the effect of non-recurring income, non-financial income shows an increase of +4.8% QoQ and +8.0% YoY due to higher fee income and gains on foreign exchange transactions, which increased +1.8% and +7.2%, QoQ, and +4.5% and +5.2% YoY, respectively. In accumulated terms, non-financial income grew +2.8% with regard to 1H15’s level.

•     The insurance underwriting result increased +13.3% QoQ due to a decrease in the acquisition cost in P&C and life insurance lines, while the net earned premiums and claims remained at levels very similar to those posted in 1Q16. In YoY terms, the underwriting result increased +12.0% due to expansion in net earned premiums that offset the higher claims and acquisition cost. In this context, the combined ratio fell significantly to 88.8% and the loss ratio posted a very stable level of 57.6%.

•     The efficiency ratio was situated at 43.9%, which represented an increase of +170 bps QoQ. This increase reflects the effect of the seasonality of operating expenses, which register their lowest levels every 1Q. In YoY terms, the ratio fell -10 bps but still posted a slight increase of +10 bps in the 1H15 vs 1H16 comparison.

Credicorp (NYSE: BAP): Second Quarter Results 2016

Executive Summary

Credicorp Ltd.	Quarter			Change		YTD		% change
S/ 000	2Q15	1Q16	2Q16	QoQ	YoY	Jun 15	Jun 16	Jun 16 / Jun 15
Net interest income	1,837,200	1,946,690	1,904,219	-2.2%	3.6%	3,622,562	3,850,909	6.3%
Provision for loan losses, net of recoveries	(431,763)	(453,237)	(483,911)	6.8%	12.1%	(933,899)	(937,148)	0.3%
Net interest income after provisions	1,405,437	1,493,453	1,420,308	-4.9%	1.1%	2,688,663	2,913,761	8.4%
Non-financial income	889,730	917,582	1,084,748	18.2%	21.9%	1,947,158	2,002,330	2.8%
Insurance services underwriting result	120,348	118,934	134,766	13.3%	12.0%	216,599	253,700	17.1%
Operating expenses	(1,366,178)	(1,348,459)	(1,410,439)	4.6%	3.2%	(2,662,048)	(2,758,898)	3.6%
Operating income	1,049,336	1,181,510	1,229,383	4.1%	17.2%	2,190,372	2,410,893	10.1%
Translation results	9,324	(37,127)	(20,009)	-46.1%	-314.6%	10,890	(57,136)	-624.7%
Income taxes	(289,389)	(324,804)	(311,932)	-4.0%	7.8%	(598,820)	(636,736)	6.3%
Net income	769,271	819,579	897,442	9.5%	16.7%	1,602,442	1,717,021	7.2%
Non-controlling interest	19,976	23,950	23,250	-2.9%	16.4%	48,412	47,200	-2.5%
Net income attributed to Credicorp	749,295	795,629	874,192	9.9%	16.7%	1,554,030	1,669,821	7.5%
Non-recurring income (expense)(1)	6,753	(27,627)	105,170	-480.7%	N/A	107,994	77,543	-28.2%
Recurring net income	742,542	823,256	769,022	-6.6%	3.6%	1,565,798	1,592,278	1.7%
Net income/share (S/)	9.39	9.98	10.96	9.9%	16.7%	19.48	20.94	7.5%
Total loans	83,503,212	91,501,079	91,655,366	0.2%	9.8%	83,503,212	91,655,366	9.8%
Deposits and obligations	80,910,623	92,758,434	89,936,981	-3.0%	11.2%	80,910,623	89,936,981	11.2%
Net equity	14,803,711	16,613,237	17,656,273	6.3%	19.3%	14,803,711	17,656,273	19.3%
Profitability
Net interest margin	5.70%	5.33%	5.19%	-14 bps	-51 bps	5.72%	5.32%	-40 bps
Funding cost	2.0%	2.04%	2.02%	-2 bps	7 bps	1.95%	2.06%	11 bps
ROAE	20.7%	19.4%	20.4%	100 bps	-30 bps	21.6%	19.8%	-180 bps
Recurring ROAE (2)	20.6%	20.2%	18.0%	-220 bps	-260 bps	20.0%	19.0%	-100 bps
ROAA	2.1%	2.0%	2.2%	20 bps	10 bps	2.2%	2.1%	-10 bps
Recurring ROAA (3)	2.09%	2.1%	1.9%	-20 bps	-20 bps	2.1%	2.0%	-10 bps
Loan portfolio quality
Delinquency ratio over 90 days	1.96%	1.82%	2.05%	23 bps	9 bps	1.96%	2.05%	9 bps
Internal overdue ratio (4)	2.72%	2.71%	2.85%	14 bps	13 bps	2.72%	2.85%	13 bps
NPL ratio (5)	3.6%	3.53%	3.67%	14 bps	11 bps	3.56%	3.67%	11 bps
Cost of risk (6)	2.1%	1.98%	2.11%	13 bps	4 bps	2.24%	2.04%	-20 bps
Coverage of internal overdue loans	159.2%	159.3%	152.9%	-640 bps	-630 bps	159.2%	152.9%	-630 bps
Coverage of NPLs	121.9%	122.2%	118.8%	-340 bps	-310 bps	121.9%	118.8%	-310 bps
Operating efficiency
Efficiency ratio (7)	44.0%	42.2%	43.9%	170 bps	-10 bps	42.9%	43.0%	10 bps
Operating expenses / Total average assets	3.8%	3.5%	3.6%	10 bps	-20 bps	3.9%	3.6%	-30 bps
Insurance ratios
Combined ratio of P&C (8)(9)	90.2%	90.7%	88.8%	-190 bps	-140 bps	91.3%	89.7%	-160 bps
Loss ratio (9)	58.8%	57.4%	57.6%	20 bps	-120 bps	57.7%	57.5%	-20 bps
Underwriting result / net earned premiums (9)	14.9%	15.8%	17.0%	120 bps	210 bps	15.1%	16.4%	130 bps
Employees	32,828	33,418	33,481	0.2%	2.0%	32,828	33,481	2.0%

(1) Includes non-recurring income / (expense) and translation results (net of taxes).

(2) Recurring ROAE: recurring net income is used for calculations. In the equity side, adjustments are made to exclude non-recurring income (expense).

(3) Recurring ROAA: recurring net income is used for calculations.

(4) Internal Overdue Loans = includes overdue loans and loans under legal collection, according to our internal policy for overdue loans. Internal Overdue Ratio = Internal Overdue Loans / Total Loans

(5) Non-performing Loans (NPL) = Internal overdue loans + Refinanced loans. NPL ratio: NPL’s / Total loans.

(6) Cost of Risk: Annualized provision for loan losses / Total loans.

(7) Calculation has been adjusted, for more detail see Appendix 11.9. Efficiency ratio = [Acquisition Cost + Total Operating Expenses – Other Operating Expenses] / [Net Interest Income + Fee Income + Net Gain On Foreign Exchange Transactions + Net Gain From Subsidiaries + Net Premiums Earned]

(8) Combined ratio= (Net claims + General expenses + Fees + Underwriting expenses) / Net earned premiums. Does not include Life Insurance business.

(9) Considers Grupo Pacifico's figures before eliminations for consolidation to Credicorp.

In 2Q16, Credicorp reported net income of S/897.4 million, which represented ROAE and ROAA of 20.4% and 2.2%, respectively. After deducting S/105.2 million in non-recurring income, which was associated with the sale of shares in BCI and a translation loss, the result translated into net recurring income of S/769.0 million. This represented a -6.6% drop QoQ; an increase of +3.2% YoY; and recurring ROAE and ROAA of 18.0% and 1.9%, respectively. The results this 2Q reflect the fact that the economy’s investment and internal consumption levels have not recovered yet the dynamism posted prior to 2014, when the economic downturn began. This was accentuated by the uncertainty generated by presidential elections in the first half of 2016.

In accumulated terms, 1H16 registered a recurring ROAE and ROAA of 19.0% and 2.0%, respectively.

NII at Credicorp contracted -2.2% QoQ due to a decrease in interest income, which was partially offset by lower interest expenses. The drop in NII, coupled with a slight increase in average interest earning assets (IEA), led to a lower NIM of 5.19%. This represented a decline of -14 bps QoQ, which was lower than the -22 bps QoQ decline reported in 1Q16.

Interest income was affected by lower gains on forwards business volumes, which are returning to normal levels, and to a drop in dividends income from Credicorp’s investments, which are distributed in 1Q every year. Nevertheless, interest income on loans, which is the main source of financial income, rose somewhat despite virtually no growth in average daily loan balances. This represented a slight recovery given that last quarter posted a drop.

Quarter-end balances and average daily loan balances at Credicorp maintained a level similar to that posted in 1Q16 (+0.2% and +0.5% QoQ, respectively). The slowdown in loan growth was mainly due to:

(i)	Lower loan growth in Wholesale Banking, a segment that has led loan expansion at Credicorp for the last 3 years. This was due to the economic downturn and to the effect of the presidential elections, which led many to postpone investment decisions. The aforementioned was accentuated by aggressive competition from local banks that are seeking out clients with good risk profiles, which are the majority in this segment.

(ii)	Relatively low growth in segments such as SME-Pyme and Mibanco, which was attributable to the risk policies that were established to improve the portfolio’s risk quality. Low growth was further accentuated by the seasonality of these segments since the main financing campaigns for them take place in 2H every year.

(iii)	The increase in delinquency in the Consumer and Credit Card segments triggered an adjustment in clients acceptance and pricing models, which led growth in these loans to drop.

(iv)	To a much lesser extent, lower loan growth reflects the effect of the 1.2% QoQ appreciation of the Sol against the US Dollar on the portfolio denominated in US Dollars, which represented 38.4% of total loans at the end of June.

The funding cost at Credicorp fell only -2 bps QoQ due to a more significant contraction in interest expenses (-1.22% QoQ) than in the average of total liabilities (-0.36% QoQ). The larger decrease in interest expenses was mainly due to a significant drop in expenses on derivatives at Credicorp Capital. This offset the higher interest expenses at the banking subsidiaries (BCP Stand-Alone, Mibanco and BCP Bolivia), whose funding costs continued to follow an upward trend that posted, nonetheless, a slower pace this quarter, particularly at BCP Stand-Alone, where the funding cost has experienced upward pressure since 3Q15.

Credicorp’s L/D ratio increased QoQ and reached 101.9% due to higher L/D ratio in all the banking business subsidiaries, with the exception of ASB. The largest impact was generated by the increase in the ratio at BCP Stand-Alone followed by that at BCP Bolivia, and, to a lesser extent, at Mibanco. The aforementioned was due to a -3.0% decline QoQ in total deposits in a scenario in which loans remained at levels similar to those posted last quarter (+0.2% QoQ). The LC L/D ratio reported an increase once again this quarter but remains at a level that generates no concern given that expectations for the Sol’s appreciation/depreciation against the US Dollar have begun to moderate, which reflects relative stability or at least less volatility in the exchange rate, which contrasts with the context in 2015.

The lowest cost of risk in the last three years was posted in 1Q16. In 2Q16, the cost of risk increased +13 bps QoQ to situate at 2.11%. The aforementioned was due to an increase in provisions, which was attributable to higher delinquency in Consumer, Credit Cards and Mortgage segments, and in a much lesser extend to BCP Bolivia. This situation was accentuated by loan growth that was virtually inexistent.

In 2Q16, the internal overdue and non-performing ratios each deteriorated +14 bps QoQ to situate at 2.85% and 3.67%, respectively. This was due to increases of +5.5% and +4.2% QoQ in the internal overdue and non-performing loan portfolios, respectively, and basically no growth in total loans (+0.2% QoQ). Additionally, an operating error mistakenly included a quota for a loan for S/32 million (held by a Wholesale Banking client) as past-due loan. If we exclude this effect, the internal overdue ratio falls to 2.82% (3 bps below 1Q16’s).

Non-financial income increased +18.2% QoQ. This was mainly due to gains on sales of securities, which were mainly attributable to the sale of 50% of the investment in BCI. If we eliminate the effect of non-recurring income the result reveals an increase of +4.8% QoQ. This growth was associated with an improvement in fee income and gains on foreign exchange transactions, which increased +1.8% and +7.2%, respectively.

The insurance underwriting result increased +13.3% QoQ due to a decrease in the acquisition cost in P&C and life insurance lines, while the net earned premium and claims remained at levels very similar to those posted in 1Q16. In YoY terms, the underwriting result increased +12.0% due to expansion in net earned premiums that offset the higher claims and acquisition cost. In this context, the combined ratio fell significantly to 88.8% and the loss ratio posted a very stable level of 57.6%.

The efficiency ratio was situated at 43.9%, which was above 1Q16’s level (42.2%). This was in line with expectations given the seasonality in operating expenses, which reach their lowest levels every 1Q. This effect was accentuated by a slight contraction in operating income.

Finally, in terms of capital, Credicorp maintained a comfortable capitalization level, which at the end of 2Q16, represented 1.30 times the capital required by the regulator in Peru. At BCP Stand-Alone (accounting Peru GAAP), the ratios remained at good levels and well above the regulatory limit with a BIS ratio of 15.76%, Tier 1 of 10.84%, and, particularly noteworthy, a common equity Tier 1 that increased to 10.20% vs. 8.81% in 1Q16. The improvements in the capitalization ratios were due to an increase in the accumulated net income of this year, which in turn reflects net earnings generation in 2Q16; and a contraction in risk-weighted assets due to low loan growth. In the case of the Common Equity Tier 1 Ratio, the significant QoQ improvement also reflects the positive impact generated by the transfer of BCP Bolivia.

Credicorp and subsidiaries

Earnings contribution	Quarter			% change				% change
S/ 000	2Q15	1Q16	2Q16	QoQ	YoY	1H15	1H16	1H16/1H15
Banco de Crédito BCP (1)	584,193	653,824	580,229	-11.3%	-0.7%	1,141,033	1,234,054	8.2%
M ibanco (2)	47,007	71,432	66,234	-7.3%	40.9%	87,575	137,666	57.2%
BCB	11,427	20,830	20,740	-0.4%	81.5%	26,088	41,569	59.3%
Grupo Pacífico (3)	66,053	67,424	83,305	23.6%	26.1%	234,101	150,729	-35.6%
Prima	43,338	39,770	39,846	0.2%	-8.1%	83,625	79,615	-4.8%
Credicorp Capital	16,692	16,808	26,367	56.9%	58.0%	34,094	43,174	26.6%
Atlantic Security Bank	30,445	(4,454)	47,999	-1177.5%	57.7%	50,179	43,544	-13.2%
Others (4)	(2,853)	1,429	75,707	N/A	N/A	(15,090)	77,136	611.2%
Net income Credicorp	749,294	795,631	874,192	9.9%	16.7%	1,554,029	1,669,823	7.5%
Recurring net income Credicorp (5)	745,295	823,267	769,013	-6.6%	3.2%	1,446,035	1,592,280	10.1%

Contributions to Credicorp reflect the eliminations for consolidation purposes (e.g. eliminations for transactions among Credicorp’s subsidiaries or between Credicorp and its subsidiaries)

(1) Includes Mibanco.

(2) The figure is lower than the net income of Mibanco because Credicorp owns 95.4% of Mibanco (directly and indirectly).

(3) The figure is lower than the net income before minority interest of Grupo Pacifico because Credicorp owns 98.5% of Grupo Pacifico (directly and indirectly).

(4) Includes Grupo Crédito excluding Prima (Servicorp and Emisiones BCP Latam), others of Atlantic Security Holding Corporation and others of Credicorp Ltd.

(5) Excludes non-recurring income / (expense) and translation results (net of taxes).

ROAEs *

	Quarter			YTD
ROAE	2Q15	1Q16	2Q16	1H15	1H16
Banco de Crédito BCP(1)	23.0%	22.5%	19.6%	22.5%	20.8%
M ibanco (2)	15.8%	21.6%	19.8%	14.9%	20.2%
BCB	9.2%	14.5%	14.5%	10.3%	14.3%
Grupo Pacífico (3)	14.7%	14.5%	16.0%	27.2%	15.0%
Prima	35.7%	30.3%	32.6%	30.3%	29.0%
Credicorp Capital	11.0%	11.7%	17.1%	10.7%	14.4%
Atlantic Security Bank	20.1%	-2.5%	25.8%	16.0%	11.7%
Credicorp	20.7%	19.4%	20.4%	21.6%	20.4%
Recurring ROAE Credicorp (4)	20.5%	20.2%	18.0%	20.0%	18.0%

* These figures differ from those previously reported; these ratios have been calculated using the total contribution of each subsidiary to Credicorp.

(1) Figures do not include the gain on sale of BCI shares reported in 1Q15. Excluding the gain / loss for translation result, the ROAE is 22.7% in 2Q15, 23.2% in 1Q16 and 19.9% in 2Q16.

(2) ROAE including goodwill of BCP from the acquisition of Edyficar (Approximately US$ 50.7 million) was 14.1% in 2Q15, 19.5% in 1Q16 and 17.9% in 2Q16.

(3) Figures include unrealized gains or losses that are considered in Pacifico’s Net Equity from the investment portfolio of Pacifico Vida. ROAE excluding such unrealized gains was 15.5% in 1Q16 and 19.1% in 2Q16.

(4) Recurring ROAE = (Net income attributable to Credicorp - Non-recurring income/expenses after taxes)*4 / Average (Net equity - Non-recurring income/expenses after taxes).

Non recurring income and/or expense - Credicorp

			Quarter			Semester
			2Q15	1Q16	2Q16	1H15	1H16
Net income Credicorp			749,295	795,631	874,192	1,554,029	1,669,823
Non-recurring items*
Subsidiaries	Explanation	Affected line in the P&L
Grupo Pacífico	- JV with Banmédica	Non-financial income	-	-	-	107,000	-
		- Net gain on subsidiaries

Others	- BCI	Non-financial income	-	-	120,199	-	120,199
		- Net gain on sales of securities
Translation result			4,000	-27,636	-15,020	994	-42,656
Total non-recurring income / expense*			4,000	-27,636	105,179	107,994	77,543
Recurring net income Credicorp			745,296	823,267	769,013	1,446,035	1,592,280

BCP Consolidated reported a contribution to Credicorp of S/ 580 million. This represented a decline of -11.3% QoQ and -0.7 % YoY. This quarter’s evolution was primarily due to a QoQ increase in net provisions for loan losses and higher operating expenses in general and administrative expenses in particular. Growth in expenditure was partially offset by (i) an increase in net interest income; (ii) growth in non-financial income, mainly in terms of commissions for banking services and net gains on sales of securities; and (iii) translation gains, which were partially attributable to BCP Bolivia’s transfer to ICBSA in May 2016. In this context, BCP Consolidated’s ROAE for 2Q16 was 19.6%. This figure was lower than 22.5% and 23.0% posted in 1Q16 and 2Q15, respectively.

Mibanco reported a net contribution of S/.66.2 million to Credicorp and an ROAE of 19.8% at the end of 2Q16. These results reflect a slight decline in the QoQ contribution, which was mainly due to higher operating expenses. The NII evolution (+2.2% QoQ) is primarily attributable to loan growth in the micro and small business segments. The internal overdue and non-performing ratios remained at levels similar to those seen in 1Q16. Growth in operating expenses (+4.5% QoQ) is the result of an increase in compensation expenses due to higher provisions for profit-sharing and payments for holiday work (May 01). Mibanco’ efficiency ratio was situated at 58.6% at the end of 2Q16 (-70 bps QoQ).

BCP Bolivia reported a contribution of S/. 20.7 million, which represented a decline of -0.4% QoQ that was primarily associated with (i) the increase in provisions for doubtful collections, after recoveries, of +16.7% QoQ that was in line with the increase in delinquency; and (ii) a decline of -1.2% QoQ in non-financial income due to lower gains on sales of securities (-43.8% QoQ). All of the aforementioned offset the (i) increase in net interest income of 1.2% QoQ and (ii) the increase in the net financial services result of 13% QoQ. Loans grew +3.2% QoQ, which led the bank to post a market share of 9.0% at the end of 2Q16. With this result, BCP Bolivia was ranked fourth in the Bolivian financial system.

In 2Q16, Grupo Pacifico reported a contribution of S/ 83.3 million, which represented an increase of 23.6% QoQ. This result was associated to an increase in the underwriting result and in net financial income and a decrease in general expenses, net translation loss and income taxes. This effect was only partly offset by a decrease in miscellaneous income. The increase in the underwriting result is due to an increase in net premiums earned and a decrease in net underwriting expenses, which was partly offset by an increase in net claims and commissions.

In 2Q16, Prima AFP’s contribution to Credicorp was S/. 39.8 million, which represented an increase of +0.2% QoQ and a drop of -8.1% YoY (due to an income tax reversal in 2Q15). This led to an ROAE of 32.6% for the quarter. Operating income grew 2.2% QoQ due to a decrease in operating expenses (-2.7% QoQ). The operating efficiency ratio for 2Q16 was situated at 43.9%, which was lower than 1Q16’s figure (44.9%). This was due to a drop in general and marketing expenses this past quarter. Funds under management totaled S/ 41,165 million, which represented a market share of 31.8% of the System’s total funds.

Credicorp Capital reported a contribution of S/. 26.4 million to Credicorp in the second quarter of the year (+57% QoQ). Non-financial income totaled S/. 127 million due primarily to the evolution of fee income and, to a lesser extent, to net gains on foreign exchange transactions. The good performance of fee income was driven mainly by the sales & trading business, and asset management while Corporate Finance improved its performance thanks to debt capital markets transactions. Additionally, market making for local and international fixed income continued to post significant gains on sales of securities. In terms of operating expenses, higher variable transactional costs were reported, which was attributable to an increase in operating volumes, and an increase in provisions for short-term incentives increased, in line with compliance with business targets.

ASB reported a contribution to Credicorp of S/. 48.0 million in 2Q16, which represented a significant improvement over the figure registered in 1Q16 (-S/4.5 million). This corresponded primarily to an improvement in realized gains on sales of investments and an increase in the market value of investments +S/14.0 (1Q16 -S/.20.9). ROAE was situated at 25.8%, which was an improvement over 1Q16’s result (-2.5%). The efficiency ratio was 17.6%, which reflects higher income this quarter (52.6% 1Q16), while the BIS ratio was situated at 19.4%, which topped 1Q16’s result (+17.0%) due to an increase in earnings.

1.	Interest-earning assets (IEA)

The IEA fell QoQ. This was due primarily to a decrease in investments available for sale. The low growth in total loans (+0.2% QoQ) did not offset the QoQ drop in the aforementioned IEA. It is important to note loan growth at Mibanco, BCP Bolivia and in Mortgages, SME-Business and SME-Pyme. In YoY terms, the IEA grew 10.8% as a result of the expansion of total loans.

Interest earning assets	Quarter			Change
S/ 000	2Q15	1Q16	2Q16	QoQ	YoY
BCRP and other banks	24,746,182	28,283,345	27,776,938	-1.8%	12.2%
Interbank funds	42,846	59,094	54,950	-7.0%	28.3%
Trading securities	2,130,997	3,491,092	3,383,545	-3.1%	58.8%
Investments available for sale	17,772,153	20,837,924	18,188,377	-12.7%	2.3%
Investment held to maturity	2,970,260	4,003,646	4,288,379	7.1%	44.4%
Total loans	83,503,213	91,501,079	91,655,366	0.2%	9.8%
Total interest earning assets	131,165,651	148,176,180	145,347,555	-1.9%	10.8%

1.1	Evolution of IEA

Total loans, the most profitable asset, increased their share of total IEA (63.1% in 2Q16 vs. 61.8% in 1Q16) due to the QoQ decline in Total IEA, and slight growth in total loans QoQ. The slowdown in loan growth QoQ reflects the effect of four factors:

(i)	A slowdown in loan growth in Wholesale Banking, the segment that has led loan expansion at Credicorp for the past 3 years. This is attributable to the deceleration of economic growth and to the uncertainty generated by presidential elections, which led many corporations to postpone investment decisions. The aforementioned was accentuated by aggressive competition among local banks, which are looking after good risk-profile clients of this segment.

(ii)	Relatively low growth in segments such as SME-Pyme and Mibanco, which was in line with the risk appetite defined to improve the portfolio’s risk quality. This was exacerbated by the seasonality of these segments given that the main financing campaigns are held in 2H every year.

(iii)	An increase in delinquency in the Consumer and Credit Card segments triggered an adjustment admission policy and pricing models, which led to slower loan growth in these businesses.

(iv)	In a much lesser extent, the effect of the 1.2% appreciation of the Sol vs. the US Dollar on the portfolio denominated in this currency, which represented 38.4% of total loans at the end of June.

QoQ growth in quarter-end loan balance came primarily from Mibanco and BCP Boliva, followed by the Mortgage, SME-Business and SME-PYME segments, and to a lesser extent to Credit Cards and Consumer loans, as we will explain later in the report. Growth in these segments helped offset the significant contraction in loans in Wholesale Banking and a slight decline at ASB.

Investments reduced their participation in total IEA from 19.1% in 1Q16 to 17.8% in 2Q16. The aforementioned was due to the fact that investments available for sale dropped (-12.7% QoQ), which was attributable to a lower level of BCRP Certificates of Deposit (CDs) at a BCP stand-alone level, and to a lesser extent to the sale of shares in BCI through Credicorp Ltd. Trading securities dropped -3.1% QoQ, which was due primarily to a decrease in the level of investments in fixed income and equity instruments at Credicorp Capital Colombia. Investments held-to-maturity increased +7.1% QoQ due to BCP’s higher position in Peruvian government bonds.

BCRP and other banks’ represented 19.1% in its share of Total IEA and posted a slight decrease QoQ (-1.8%). It is important to note that this was due primarily to a significant decrease in the current account with BCRP via BCP.

In the YoY analysis, +10.8% growth in IEA was due primarily to:

-	+9.8% growth in loans, which was led by an increase in Wholesale Banking Loans and in the SME-Business and Mortgage segments of Retail Banking. In 2Q16, FX-adjusted growth was +8.8%, which was in line with the +3.5% appreciation in the US Dollar YoY;

-	The +12.2% increase in BCRP and in other banks, which mainly reflects an increase in the use of BCRP instruments, substitution and expansion repos in particular. Under both schemes, repo transactions generate a restricted deposit in BCRP. This explains, to a large extent, growth in IEA. In the case of Credicorp, these transactions were conducted only by BCP Stand-Alone and Mibanco; and

-	A higher level of trading securities and investments held-to-maturity, due to an increase in the investment in CDs and in Peruvian government bonds at BCP.

1.2	Credicorp Loans

1.2.1	Loan evolution by business segment

Loan evolution measured in average daily balances by segment

	TOTAL LOANS
	Expressed in million soles			% change		% Part. in total loans
	2Q15	1Q16	2Q16	QoQ	YoY	2Q15	2Q16
BCP Stand-alone	70,119	76,576	76,854	0.4%	9.6%	83.5%	82.9%
Wholesale Banking	37,691	41,186	41,494	0.7%	10.1%	44.9%	44.7%
Corporate(1)	24,846	27,456	28,217	2.8%	13.6%	29.6%	30.4%
Middle - Market	12,845	13,730	13,277	-3.3%	3.4%	15.3%	14.3%
Retail Banking	31,900	34,726	34,700	-0.1%	8.8%	38.0%	37.4%
SME - Business	3,408	4,322	4,230	-2.1%	24.1%	4.1%	4.6%
SME - Pyme	6,865	7,376	7,422	0.6%	8.1%	8.2%	8.0%
Mortgage	11,625	12,375	12,383	0.1%	6.5%	13.8%	13.4%
Consumer	6,258	6,414	6,396	-0.3%	2.2%	7.4%	6.9%
Credit Card	3,744	4,239	4,269	0.7%	14.0%	4.5%	4.6%
Others (2)	528	663	661	-0.4%	25.1%	0.6%	0.7%
Mibanco (3)	7,353	7,832	8,002	2.2%	8.8%	8.8%	8.6%
Bolivia	3,806	4,767	4,864	2.0%	27.8%	4.5%	5.2%
ASB	2,732	3,115	3,007	-3.5%	10.1%	3.3%	3.2%
BAP's total loans(1)	84,009	92,289	92,727	0.5%	10.4%	100.0%	100.0%

For consolidation effects, loans generated in FC are converted into LC.

(1)	Figures differ from previously reported, as a result of eliminations for consolidation.
(2)	Includes Work out unit.
(3)	Includes Edyficar and Mibanco.
Highest growth in volumes

Largest contraction in volumes

Loan evolution by currency - average daily balances

	DOMESTIC CURRENCY LOANS					FOREIGN CURRENCY LOANS					% part. by
	(Expressed in million Soles)					(Expressed in million USD)					currency 2Q16
	2Q15	1Q16	2Q16	QoQ	YoY	2Q15	2Q16	1Q16	QoQ	YoY	LC	FC
BCP Stand-alone	39,627	48,137	49,461	2.8%	24.8%	9,670	8,269	8,272	0.0%	-14.5%	64.4%	35.6%
Wholesale Banking	15,735	21,015	21,819	3.8%	38.7%	6,963	5,866	5,941	1.3%	-14.7%	52.6%	47.4%
Corporate	10,557	13,980	14,735	5.4%	39.6%	4,532	3,920	4,071	3.8%	-10.2%	52.2%	47.8%
Middle-Market	5,178	7,035	7,084	0.7%	36.8%	2,432	1,946	1,870	-3.9%	-23.1%	53.4%	46.6%
Retail Banking	23,751	26,920	27,419	1.9%	15.4%	2,584	2,269	2,199	-3.1%	-14.9%	79.0%	21.0%
SME - Business	1,294	1,952	2,027	3.8%	56.6%	670	689	665	-3.4%	-0.7%	47.9%	52.1%
SME - Pyme	6,255	6,890	6,991	1.5%	11.8%	193	141	130	-7.9%	-32.7%	94.2%	5.8%
Mortgage	7,796	8,879	9,101	2.5%	16.7%	1,214	1,016	991	-2.5%	-18.4%	73.5%	26.5%
Consumer	5,063	5,406	5,479	1.3%	8.2%	379	293	277	-5.4%	-27.0%	85.7%	14.3%
Credit Card	3,343	3,793	3,821	0.8%	14.3%	127	130	135	4.2%	6.2%	89.5%	10.5%
Others (1)	141	202	223	10.3%	58.5%	123	134	132	-1.3%	7.6%	33.7%	66.3%
Mibanco (2)	6,715	7,274	7,473	2.7%	11.3%	202	162	160	-1.4%	-20.9%	93.4%	6.6%
Bolivia	-	-	-	-	-	1,207	1,386	1,469	6.0%	21.7%	-	100.0%
ASB	-	-	-	-	-	866	905	908	0.3%	4.8%	-	100.0%
Total loans	46,342	55,411	56,934	2.7%	22.9%	11,946	10,723	10,809	0.8%	-9.5%	61.4%	38.6%

(1)	Figures differ from previously reported, as a result of eliminations for consolidation.
(2)	Includes Work out unit.
(3)	Includes Edyficar and Mibanco.
Highest growth in volumes

Largest contraction in volumes

Loans measured in average daily balances can reveal trends or variations different than the ones of quarter-end balances when significant disbursements or cancellations are made at the end of a quarter. Those payments or disbursements affect in a lesser extent average daily loan balances.

QoQ growth in average daily loan balances was due primarily to Corporate Banking, Mibanco, BCP Bolivia, SME-Pyme and Credit Cards.

Expansion in Wholesale Banking loans at BCP Stand-Alone was due to growth in Corporate Banking, which offset the contraction in Middle-Market Banking:

(i)	Loans in Corporate Banking expanded QoQ in LC and FC but higher growth rate was recorded in the LC portfolio, which grew due to working capital and medium-long term loans. Nevertheless, the appreciation of the Sol against the US Dollar had a negative impact on growth in the FC portfolio; if we exclude this effect, growth is situated at +3.8% QoQ.

(ii)	The QoQ contraction in Middle-Market Banking loans was due to the reduction of FC loans, which in turn was mainly associated with less financing for the fishing sector due to a two-month delay in the start of the fishing season and a lower fishing quote. The aforementioned was accentuated by the appreciation of the Sol against the US Dollar. Although the LC portfolio grew slightly QoQ, this was not enough to attenuate the decline originated in FC.

In terms of Retail Banking loans at BCP Stand-Alone, it is important to consider the loan seasonality that leads to higher loan growth rate in the second half of the year. The slight -0.1% reduction QoQ in Retail Banking was due primarily to contraction in FC loans, mainly in the Mortgage and Consumer segments and to a much lesser extent in SME-Pyme and SME-Business. Growth in the LC portfolio was insufficient to offset this effect.

In Retail Banking, the loan evolution by business segment was due to the following:

(i)	The SME-Pyme segment reported growth of +0.6% QoQ. The aforementioned was due mainly to an increase in LC loan, which was attributable to the seasonal effect produced by the Independence Day campaign. The aforementioned was attenuated by payments in FC loans.

In the YoY analysis, loans grew +8.1%, in line with the country’s economic growth YoY.

(ii)	The Credit Card segment expanded slightly by +0.7% QoQ due to growth in the LC and FC portfolio. Nevertheless, this segment posted a slower pace of growth in line with the still low economic growth and the risk measures taken after the slightly higher level of delinquency since 4Q15.

(iii)	The Mortgage segment increased QoQ. This was due primarily to expansion in the LC portfolio, which was attributable to the traditional BCP Mortgage product. Due to the aforementioned, the share of the LC’s portfolio in total loans in the Mortgage segment increased from 71.7% in 1Q16 to 73.5% in 2Q16. The FC portfolio dropped -2.5% QoQ due to amortizations as well as the de-dollarization of mortgages because some clients took the opportunity in a scenario in which the Sol was appreciating against de US dollar.

It is important to mention that the FC portfolio reported a very low loan to value (LTV) of 52% at the end of June, which decreased in comparison with that of last quarter, and is lower than the Total LTV of the portfolio (58%). It is also important to note that disbursements continued to be made primarily in LC (most months, 100% of the loans were disbursed in this currency).

(iv)	The Consumer segment reported a slight contractions QoQ (-0.3%) due to a decline in the FC portfolio. This was attenuated by the increase in the LC portfolio, which was in line with growth in car loans. This evolution led the LC loan portfolio’s share of total loans in this segment to rise to 85.7% in 2Q16 from 84.3% in 1Q16.

(v)	The SME-Business segment reported a drop in loans of -2.1% QoQ due to fewer loans in FC. This was only slightly attenuated by growth in the LC portfolio.

BCP Bolivia continued to post dynamic loan growth, reporting an expansion of +2.0% QoQ in average daily balances and of +3.2% QoQ in quarter-end balances. This evolution was due to an increase in Wholesale Banking’s loans, mainly in Corporate Banking. Consequently, Wholesale Banking loans went from representing 40.5% of the total portfolio at the end of 1Q16, to accounting for 41.3% at the end of 2Q16. The Retail Banking segment registered growth QoQ due to an increase in mortgage and personal loans after the government set lower interest rates for financing in the regulated portfolio (productive sector and social housing), which must account for 60% of total loans by the end of 2018.

Mibanco’s average daily loan balances increased +2.2% QoQ. It is evident that this segment continues to recover after the acquisition process and portfolio clean-up efforts. It is important to note that 1H tends to be less dynamic, particularly for clients in the micro and small business sectors. Nevertheless, in light of the marcoeconomic context, the focus is currently on prioritizing portfolio quality instead of accelerating loan growth. The speed of origination continues to be below the segment’s potential.

ASB reported a decline of -3.5% QoQ in average daily balances and was almost stable in quarter-end balances (-0.5% QoQ). This was due primarily to payments in full on BTB loans. It is important to note that ASB continues to maintain a good risk profile, which is reflected in the quality of its portfolio (low level of delinquency and 100% guaranteed).

Finally, the YoY analysis reveals growth of +10.4% in loans, which was driven by growth in Wholesale Banking followed by Retail Banking, Mibanco and BCP Bolivia.

1.2.2	Evolution of dollarization by segment

YoY evolution of dollarization by Credicorp segment (1) (2)

(1)	Average daily balances.
(2)	The participation of Credicorp’s portfolio is calculated including BCP Bolivia and ASB, but the chart shows only BCP Stand-alone and Mibanco’s loan books.

A YoY analysis of the evolution of dollarization shows that the FC portfolio at Credicorp represented 38.6% of total loans at the end of 2Q16 vs.44.8% in 2Q15. At BCP Stand-Alone, portfolio de-dollarization levels are even higher, reaching 35.6% in 2Q16 vs. 43.5% in 2Q15. De-dollarization was particularly high in Wholesale Banking, mainly in Middle Market and Corporate segments.

The Retail Banking segments with the highest dollarization levels, SME-Business and Mortgage, registered significant de-dollarization YoY. In the case of Mortgages, the factors that explain de-dollarization are the high level of disbursements in local currency (almost 100% of disbursements) and on-going amortization of the stock denominated in US Dollars.

1.2.3	BCRP de-dollarization plan at BCP Stand-alone

At the end of 2014, BCRP established a Loan De-dollarization Program. Among the measures taken, progressive de-dollarization goals were set for June 2015, December 2015 and December 2016 for the total FC portfolio in FC with some exceptions1 and for the joint mortgage-car portfolio. The balance required at the end of December 2016 was adjusted in the following way:

(i)	In terms of the total FC portfolio, the dollarized balance at the end of December 2016 must represent no more than 80% of total loans at the end of September 2013 (excluding some loans); and

(ii)	With regard to the FC mortgage-car portfolio, the dollarization level at the end of 2016 must not represent more than 70% of the same balance at the end of February 2013.

1 This total portfolio does not include loans for foreign trade and loans with maturities over 3 years of for amounts that exceed US$ 10 million that were issued after January 1, 2015.

The bases for both goals refer to quarter-end balances in local accounting but the level of compliance is measured by using average daily balances from the month that the report was produced.

The following charts show the percentage of compliance as of June 2016:

Reduction target for total loans in FC - at the end of June 2016 -	Reduction target for “Mortgage & Car” loans in FC - at the end of June 2016 -

As is evident in the figures, BCP Stand-Alone has achieved a comfortable level of compliance in both loan portfolios that are subject to the de-dollarization program.

1.2.4	Market share in loans

Market share in Peru

(1) At the end of May 2016.

(2) Mortgage includes Mibanco’s market share, 1% in June 2015 and March 2016.

(3) Consumer includes Mibanco’s market share, 2.1% in June 2015 and 2.2% in March 2016.

At the end of May 2016, BCP Stand-Alone continued to lead the market with a 30.4% share. This was significantly higher than the level posted by its closest competitor.

Wholesale Banking continued to lead the market despite posting a slight QoQ decline (going from 45.4% in March 2016 to 44.8% in May 2016), which was in line with the fact that there was virtually no growth in this portfolio by quarter-end. Middle-Market Banking’s market share remained stable QoQ. This was primarily associated with the fact that this banking segment registered a decline in its total balance system-wide and, to a lesser extent, with a drop in loan issuances.

In Retail Banking, BCP continued to lead the market in almost all segments with the exception of SME-Business, where it is second. BCP held on to a stable market share in almost every segment and only reported a slight contraction in the Consumer segment.

Mibanco (including Edyficar) maintained its market share in the Peruvian banking system with a 3% share in both March 2016 and May 2016. An analysis of the SME-Pyme segment in Peru shows that Mibanco’s market share rose progressively from 20.7% at the end of June 2015, to 22.1% at the end of March 2016, to 22.4% at the end of May 2016.

Finally, BCP Bolivia held its market share QoQ and YoY (9.0%) and was ranked fourth in the Bolivian Financial System.

2.	Funding Sources

Total funding at Credicorp contracted -3.3% QoQ. This was mainly due to a decline in Total deposits measured in quarter-end balances and in Other Liabilities due to payments of dividends declared in 1Q16. Nevertheless, funding increase YoY as a result of significant growth in deposits. The funding cost2 of Credicorp, fell -2 bps QoQ due to a drop in interest expenses at the non-banking subsidiaries. The L/D ratio situated at 101.9% after a decreased in deposits due to an aggressive competition in the market.

Funding	Quarter			% change
S/ 000	2Q15	1Q16	2Q16	QoQ	YoY
Non-interest bearing demand deposits	23,707,385	24,712,319	23,194,081	-6.1%	-2.2%
Interest bearing Demand deposits	5,920,932	8,966,306	8,443,396	-5.8%	42.6%
Saving deposits	21,989,053	25,534,015	25,205,462	-1.3%	14.6%
Time deposits	21,859,062	26,657,864	25,764,437	-3.4%	17.9%
CTS deposits(1)	7,173,252	6,563,463	6,997,706	6.6%	-2.4%
Interest payable	260,939	324,467	331,899	2.3%	27.2%
Total deposits	80,910,623	92,758,434	89,936,981	-3.0%	11.2%

Due to banks and correspondents	9,180,228	8,688,933	8,931,350	2.8%	-2.7%
BCRP instruments	10,012,756	11,181,320	11,305,771	1.1%	12.9%
Bonds and subordinated debt	15,601,653	15,295,655	15,255,588	-0.3%	-2.2%
Other liabilities(2)	12,128,488	14,672,367	12,519,684	-14.7%	3.2%

Total funding	127,833,748	142,596,709	137,949,374	-3.3%	7.9%

(1) Severance indemnity deposits.

(2) Includes acceptances outstanding, reserves for property and casualty claims, reserve for unearned premiums, reinsurance payable and other liabilities.

2 The funding cost is calculated using the following formula:

* It considers the average between thwe initial balance and the closing balance of total liabilities for the period.

2.1	Funding Structure

Evolution of the funding structure and cost – BAP

(1) Includes acceptances outstanding, reserve for property and casualty claims, reserve for unearned premiums, reinsurance payable and other liabilities.

The chart shows the Evolution of Credicorp’s funding structure and cost calculated in quarter-end balances.

Deposits’ share of total funding was relatively stable QoQ and posted an increase of +120 bps YoY (63.1% in 2Q15, 64.8% 1Q16 and 65.0% 2Q16). In this scenario, deposits continued to represent the main source of funding at Credicorp. The shares of Interest bearing Demand Deposits and Non-Interest Bearing Demand Deposits fell while CTS Deposits increased their share due to seasonal factors that are present every 2Q given that the CTS deposit is made in May.

Bonds and subordinated debt increased their share in the funding structure due to issuances in 2Q16 at Mibanco: (i) corporate bonds for S/.100 million with tenure of three years and an interest rate of 7.16%; and (ii) subordinated bonds for S/.100 million with tenure of ten years and an interest rate of 8.50%.

BCPR instruments rose S/124 million, which partially offset the drop in the shares of some core deposits (interest bearing demand deposits and non-interest bearing demand deposits). Although the share in funding of BCRP Instruments increased +40 bps QoQ, this was mainly due to a contraction in other sources of funding and in deposits in particular.

2.1.1	Funding Structure by currency and tenure - BCP Stand-alone

BCP stand-alone accounted for approximately 78% of assets and liabilities. As such, it is important to analyze the funding structure by currency and tenure.

March 2016 Funding LC	June 2016 Funding LC

(1)	Mainly includes acceptances outstanding and other account payables

It is important to note the small currency mismatch between BCP Stand-Alone’s assets and liabilities, which is in line with corporate policy. Similar to 1Q16’s, 46% of assets and 45% of liabilities at BCP Stand-Alone are denominated in LC.

It is important to remember that BCRP funding, which is our most stable form of funding, has allowed us to strengthen our long-term funding structure given that it offers highly competitive costs in comparison to other long-term funding sources. These instruments facilitated loan growth in LC and the conversion of FC loans to LC.

BCP Stand-alone - Funding structure by tenure QoQ

At the end of March 2016	At the end of May 2016

(1)   Deposits include non-contractual deposits (Demand, Savings and Severance indemnity -CTS) and Time Deposits. The non-contractual deposits represent 76% of total deposits; 33% of the non-contractual deposits has tenure lower than 6 months and 67% of the non-contractual deposits has a duration higher than 6 months (9% ≤ 1 year, 28% between >1 year and ≤ 3 years, and 63% from >3 years onwards).

(2)   It includes Due to banks and correspondents and Bonds and subordinated debt.

(1)   Deposits include non-contractual deposits (Demand, Savings and Severance indemnity -CTS) and Time Deposits. The non-contractual deposits represent 75% of total deposits; 33% of the non-contractual deposits has tenure lower than 6 months. Based on BCP analysis, 67% of the non-contractual deposits has a duration higher than 6 months (10% ≤ 1 year, 28% between >1 year and ≤ 3 years, and 62% from >3 years onwards).

(2)   It includes Due to banks and correspondents and Bonds and subordinated debt.

The figure above show BCP Stand-alone’s funding structure by tenure. The solid participation of structural funding stands out and is in line with the increase in (i) BCRP Instruments, and (ii) Other Liabilities (in line with more Due to Banks and Correspondents), both with tenures greater than 2 years.

2.2	Deposits

Deposits	Quarter			% change
S/ 000	2Q15	1Q16	2Q16	QoQ	YoY
Non-interest bearing demand deposits	23,707,385	24,712,319	23,194,081	-6.1%	-2.2%
Interest bearing Demand deposits	5,920,932	8,966,306	8,443,396	-5.8%	42.6%
Saving deposits	21,989,053	25,534,015	25,205,462	-1.3%	14.6%
Time deposits	21,859,062	26,657,864	25,764,437	-3.4%	17.9%
CTS deposits (1)	7,173,252	6,563,463	6,997,706	6.6%	-2.4%
Interest payable	260,939	324,467	331,899	2.3%	27.2%
Total deposits	80,910,623	92,758,434	89,936,981	-3.0%	11.2%

(1) Severance indemnity deposits.

Total deposits fell 300 bps QoQ, which was attributable to aggressive competition in this quarter.

The majority of the contraction in deposits QoQ was at BCP Stand-Alone and was mainly due to a decline in the deposits of Wholesale Banking. It is important to note that the QoQ appreciation of the Sol (-1.1% QoQ) explained approximately 65 bps of the QoQ reduction in total deposits, given that 59% of the total deposits are denominated in FC.

In regard to types of deposits, the largest contraction was registered in (i) Non-interest bearing Demand deposits, (ii) Time Deposits, due to a drop in deposits in LC by individuals and companies, which was partially offset by higher time deposits for institutional clients at Mibanco; and (iii) Interest-bearing Demand deposits (mainly from companies).

Savings deposits dropped -1.3% QoQ, primarily in LC. CTS Deposits increase +6.6% QoQ due to the seasonal effect that take place every 2Q, as a result of the CTS payment made in May.

BCP Bolivia reported a drop in deposits, which was mainly associated with cash withdrawals made by companies in the oil and gas sector, with the objective to pay income tax (this payment can be made until the end of June).

In YoY terms, the +11.2% increase in total deposits was mainly in Retail Banking (63.7% of growth), where expansion was led by Time Deposits, followed by Savings and Interest bearing Demand Deposits. The +3.53% YoY appreciation of the US Dollar against the Sol led to a FX-adjusted growth of +9.1% in total deposits.

2.2.1	Deposit dollarization

Deposit Dollarization (1) – BAP

(1) Q-end balances.

The dollarization level of Credicorp’s deposits fell and was situated at 58.6%. This was due mainly to a drop in Demand Deposits and in Time Deposits in FC at BCP Stand-Alone and to a lesser extent to the reduction in FC deposits at Mibanco. The Sol’s appreciation against the US Dollar gave a slight boost to the de-dollarization process QoQ.

An analysis of the YoY evolution reveals an increase in dollarization that was due mainly to an increase in time and savings deposits in FC and in part to the appreciation of the US Dollar against the Sol (+ 3.53% YoY).

It is important to note that approximately 88% of total deposits at Credicorp originate in Peru, primarily at BCP Stand-Alone and Mibanco. The percentage of deposits in US Dollars at BCP Stand-Alone and Mibanco at the end of June 2016 was 55.3% (56.4% in 1Q16) and14.6% (17.0% in 1Q16), respectively.

BCP Stand-alone- Deposit Dollarization measured in average daily balances

An analysis of the QoQ evolution of four types of deposits at BCP Stand-Alone, in terms of average daily balances, reveals a drop in the dollarization level of (i) CTS Deposits, which are made in May; and (ii) Time Deposits, due to lower deposit volumes in FC.

Demand Deposits (which include non-interest bearing deposits), and Savings Deposits maintained a stable currency mix.

Nevertheless, there was a YoY increase in the dollarization level of Demand Deposits, Time Deposits and Savings Deposits due to the effect of the appreciation of the US Dollar against the Sol (+3.53% YoY), which reflected a drive to seek a value refuge in “stronger” currencies such as the US Dollar in a scenario in which this currency is expected to appreciate against the Sol

2.2.2	Market share in Deposits

Market share in Peru

(1) Demand deposits includes Mibanco's market share of 0.2% at the end of June 2015, 0.1% at the end of March 2016 and May 2016.

(2) Savings deposits includes Mibanco's market share of 1.3% at the end of June 2015, and 1.2% at the end of March 2016 and May 2016.

(3) Time deposits includes Mibanco's market share of 4.9% at the end of June 2015, 5.4% at the end of March 2016 and 5.5% at the end of May 2016.

(4) CTS or Severance indemnity deposits includes Mibanco's market share of 1.2% at the end of June 2015 and March 2016, and 1.3% at the end of May 2016.

At the end of May 2016, the subsidiaries at Credicorp in Peru, BCP Stand-Alone and Mibanco, continued to lead the market for different types of deposits with a market share of 33.5% (30.2% in LC deposits and 37.0% in FC deposits). This fell slightly below the 33.9% reported in March 2015. The May 2016 result was situated approximately 14 percentage points above the level of its closest competitor.

The analysis of markets by deposit types shows that time deposits and savings deposits increased their shares QoQ, which was in line with an increase in FC deposits related to a campaign for savings accounts.

YoY, time deposits experienced an increase in market share while demand deposits fell, which was in line with a drop in current accounts held by institutional clients. Savings and CTS deposits also experienced a decline in their market shares.

BCP Bolivia held on to its position as the fifth most important bank in the Bolivian financial system with a market share of 8.9% at the end of June 2016. This fell below the 9.6% reported at the end of March 2016 and the 9.4% posted at the end of June 2015. The drop in market share QoQ was due primarily to a decrease in demand deposits from companies in the oil and gas sector that withdrew cash to pay income tax. The YoY decline was due to the fact that growth of new loans at BCP Bolivia was not in line with growth in the banking system given that the bank decided to diversify its financing sources by making a second issuance of subordinated bonds for USD 20MM.

2.3	Other funding sources

Other funding sources	Quarter			% Change
S/ 000	2Q15	1Q16	2Q16	QoQ	YoY
Due to banks and correspondents	9,180,228	8,688,933	8,931,350	2.8%	-2.7%
BCRP instruments	10,012,756	11,181,320	11,305,771	1.1%	12.9%
Bonds and subordinated debt	15,601,653	15,295,655	15,255,588	-0.3%	-2.2%
Other liabilities(1)	12,128,488	14,672,367	12,519,684	-14.7%	3.2%
Total Other funding sources	46,923,125	49,838,275	48,012,393	-3.7%	2.3%

(1) Includes acceptances outstanding, reserves for property and casualty claims, reserve for unearned premiums, reinsurance payable and other liabilities.

The total of Other Sources of Funding fell -3.7% QoQ. This was mainly due to a decrease in Other Liabilities given that the dividends payable to third parties at Credicorp and BCP, corresponding to 2015 and declared during 1Q16, were paid during the 2Q16.

This decrease was partially offset by the increase in Due to Banks and Correspondents, which was mainly attributable to more financing with banks abroad at BCP Stand-Alone and to the increase in BCRP Instruments, mainly in Currency Repos and CDs.

Bonds and subordinated debt fell QoQ. This was primarily attributable to BCP Stand-Alone and was due to i) maturities of corporate and subordinated bonds and ii) the effect of the depreciation of the US Dollar this quarter (-1.11% QoQ) on debt denominated in FC given that 84% of this type of funding is in FC.

The YoY analysis reveals a significant increase in BCRP Instruments, which was partially offset by the decline in (i) Bonds and subordinated debt, mainly due to subordinated bond maturities at BCP Individual; and (ii) Due to Banks and Correspondents, which was in line with the fact that different types of funding were replaced by core deposits and BCRP Instruments. The aforementioned led to a restructuring of Other Sources of Funding at Credicorp to favor lower cost and more stable liabilities. This has, in turn, allowed the group to replace mainly Bonds and Subordinated Debt, which are the highest cost funding source, as well as Due to Banks and Correspondents.

2.4	Loan/Deposit (L/D)

Loan/Deposit Ratio per Subsidiary

The L/D ratio at Credicorp increased QoQ to 101.9% after all of the banking business subsidiaries, with the exception of ASB, posted increases in this ratio. BCP Stand-Alone generated the greatest impact, followed by BCP Bolivia and, to a lesser extent, Mibanco. The aforementioned was due to the -3.0% decline QoQ in deposits in a scenario in which the loans posted virtually no variation from last quarter’s figure (+0.2% QoQ).

Nevertheless, YoY, the L/D ratio fell -129 bps due to an improvement at Mibanco and the fact that this ratio remained relatively stable at BCP Stand-Alone. It is important to note that this drop includes the effect of the apreciation of the US Dollar (+3.53% YoY), which bolstered the improvement in the L/D ratio.

Loan/Deposit ratio by currency

The analysis of the L/D ratio by currency indicates that Credicorp’s L/D ratio in LC increased. This was due primarily to an increase in the ratio at BCP Stand-Alone, which was in turn attributable to a drop in LC deposits.

2.5	Funding Cost

The funding cost at Credicorp fell -2 bps QoQ given that the contraction in interest expenses (-1.22% QoQ) was more significant than the drop reported in total average liabilities (-0.36% QoQ). The decline in interest expenses was due mainly to lower interest expenses on derivatives at Credicorp Capital, which offset the increase in the banking business interest expenses. The funding cost at the banking business increased +3bps QoQ.

The following table shows the cost of funding by subsidiary:

Funding cost by subsidiary

	BCP Stand-alone	Mibanco	BCP Bolivia	ASB	Banking business	Credicorp(1)
2Q15	1.88%	4.31%	2.06%	2.33%	2.09%	1.95%
1Q16	1.97%	4.64%	1.90%	2.27%	2.18%	2.04%
2Q16	1.99%	4.93%	1.96%	2.19%	2.21%	2.02%
(1)	Credicorp includes results for the Banking Business, Grupo Pacifico, Prima AFP, smaller subsidiaries and consolidation adjustments.

The funding cost at Credicorp remained more or less stable QoQ (-2 bps), which contrasts with the scenario observed at BCP Stand-Alone and Mibanco.

The cost of funding at BCP Individual continued to follow an upward trend (+2 bps QoQ) that began in 3Q15 but nonetheless reported a decline in the pace growth of funding costs in 2Q16. The slight QoQ increase was due to (i) growth in interest expenses due to higher funding costs for the main sources of funding (savings deposits, BCRP Instruments), which was accentuated by, (ii) the contraction in the average of total liabilities QoQ given the drop in volumes of total deposits and in other liabilities (dividends for payment).

The funding cost at Mibanco continued to experience more pressure, which began in 4Q15. In 2Q16, the cost increased +29 bps QoQ. This was due mainly to (i) higher interest expenses due to the increase in deposits; and (ii) higher financial expenses, which were associated with issuances of corporate and subordinated bonds in 2Q16.

At BCP Bolivia, the funding cost increased +6 bps QoQ after having fallen continuously since 1Q15. The increase was due to growth in interest expenses, which was accentuated by a more significant contraction in the liabilities balance (mainly at the deposit level).

ASB continued to reduce its funding costs following efforts that began in 4Q15. It was the only banking subsidiary that posted a drop in its funding cost (-8 bps QoQ) due to a significant decline in interest expenses, which was associated with REPO maturities and payments.

The following graphs show the funding cost of our Banking business3 by funding source:

3 Includes BCP Stand-alone, Mibanco, BCP Bolivia and ASB.

2.6	Mutual Funds

Mutual funds	Quarter			% change
S/ 000	2Q15	1Q16	2Q16	QoQ	YoY
Mutual funds in Peru	8,253,621	9,079,805	9,374,929	3.3%	13.6%
Mutual funds in Bolivia	407,848	502,968	520,584	3.5%	27.6%
Total mutual funds	8,661,468	9,582,772	9,895,513	3.3%	14.2%

Mutual funds at Credicorp Capital Fondos Peru reported growth QoQ and YoY. QoQ growth was due primarily to an increase in funds from corporate clients. The aforementioned allowed the bank to maintain a 42.3% share at the end of June 2016 (vs. 42.2% at the end of March 2016) and to continue to lead the Peruvian market.

In the YoY analysis, Credicorp Capital Fondos Peru reported expansion of 13.6% in funds under management, which, if we exclude the effect of the appreciation of the US Dollar against the Sol, is 6.9%.

The portfolio managed by Credifondo Bolivia increased +3.5% QoQ, posting solid growth once again this term. It is important to note that the increase in funds under management was achieved with basically the same level of clients QoQ but which made larger investments this term. In terms of market share, Credifondo Bolivia was situated at 12.9% at the end of June 2016, which helped it maintain its position among the five largest players in the Bolivian market.

In YoY terms, Credifondo Bolivia reported expansion of 27.6% in funds under management, which, if we exclude the appreciation of the Boliviano against the Sol, marked an increase of 20.2%. This growth was attributable to commercial management efforts with strategic clients.

3.	Portfolio quality and Provisions for loan losses

Having reached in 1Q16 the lowest level in 3 years, the cost of risk increased +13 bps QoQ, situating at 2.11%. The aforementioned was due to an increase in provisions for loan losses, which was primarily attributable to higher delinquency in the Wholesale Banking, Consumer and Credit Card segments, and to the fact that loan growth was virtually zero this period.

Portfolio quality and Provisions for loan losses	Quarter			% change
S/ 000	2Q15	1Q16	2Q16	QoQ	YoY
Gross Provisions	(492,770)	(559,451)	(583,863)	4.4%	18.5%
Loan loss recoveries and reversions	61,008	106,214	99,953	-5.9%	63.8%
Provision for loan losses, net of recoveries	(431,762)	(453,237)	(483,910)	6.8%	12.1%
Cost of risk (1)	2.07%	1.98%	2.11%	13 bps	4 bps
Provisions for loan losses / Net interest income	23.5%	23.3%	25.4%	213 bps	191 bps
Total loans	83,503,212	91,501,079	91,655,366	0.2%	9.8%
Allowance for loan losses	3,622,632	3,944,456	3,994,390	1.3%	10.3%
Write-offs	353,690	356,115	458,686	28.8%	29.7%
Internal overdue loans (2)	2,275,380	2,475,526	2,611,949	5.5%	14.8%
Refinanced loans	695,539	753,063	751,163	-0.3%	8.0%
Non-performing loans (NPLs) (3)	2,970,919	3,228,589	3,363,232	4.2%	13.2%
Delinquency ratio over 90 days	1.96%	1.82%	2.05%	23 bps	9 bps
Internal overdue ratio	2.72%	2.71%	2.85%	14 bps	13 bps
NPL ratio	3.56%	3.53%	3.67%	14 bps	11 bps
Coverage ratio of Internal overdue loans	159.2%	159.3%	152.9%	-641 bps	-630 bps
Coverage ratio of NPLs	121.9%	122.2%	118.8%	-340 bps	-310 bps

(1) Annualized provisions for loan losses / Total loans.

(2) Includes overdue loans and loans under legal collection.

(3) Non-performing loans include past-due loans and refinanced loans.

3.1	Provisions for loan losses

Provision for loan losses net of recoveries and reversal increased +6.8% QoQ. This was mainly due to (i) higher provisions at BCP and Mibanco, which were in turn attributable to an increase in delinquency, mainly in the Consumer, Credit Card and Mortgage segments and; to a lesser extent, due to (ii) a decrease in recoveries and reversals, which posted higher levels in 1Q16 at Mibanco. The aforementioned, coupled with virtually no growth in loans, translated into an increase of +13 bps QoQ, and only +4bps YoY in the cost of risk4. It is important to note that the increase in provisions to cover the aforementioned segments was partially offset by lower provisions requirements in segments such as SME-Pyme and SME-Business.

The coverage of internal overdue loans fell QoQ and YoY due to lower growth in the allowance for loan losses than in the internal overdue loan portfolio. Nevertheless, this ratio is still within the levels defined in the organization’s risk policy. The same behavior was seen in the coverage of NPLs, which declined less QoQ and YoY due to lower growth in refinanced portfolio.

4 Ratio of provisions for annualized doubtful collections over total loans.

Portfolio quality & Cost of risk

(1)	Cost of risk = Annualized provisions for loan losses / Total loans.

In the YoY analysis, provisions for loan losses increased +12.1%. This was mainly attributable to Wholesale Banking, Credit Card and Consumer segments.

The cost of risk posted a slight increase of only +4 bps given that YoY, provisions increase in the aforementioned segments. Loans, measured in quarter-end balances, expanded +9.8%, which attenuated the effect of an increase in provisions.

Although loans are affected by seasonal factors, the YoY analysis shows relative stability in terms of the cost of risk. Nevertheless, delinquency ratios increased more due to the impact of loans with real estate collateral, which affect the SME-Business, SME-Pyme and Mortgage segments.

3.2	Portfolio Quality

Prior to analyzing the evolution of traditional delinquency indicators (internal overdue ratio and NPL ratio), it is important to note that these ratios continue to be distorted by the existence of real estate collateral (commercial properties). This means that a large percentage of loans that are more than 150 days overdue cannot be charged off even if adequate provisions are in place, because a judicial process must be followed to liquidate the guarantee, which takes 4 years on average.

It is important to note more dynamic movements in loans, particularly in the SME-Pyme and Mibanco segments, which launch Christmas financing campaigns in the second semester of the year (2H). These short-term loans are paid in 1H of the following year.

In this context, the internal overdue ratio deteriorated +14 bps QoQ to situate at 2.85% in 2Q16. This was due to an increase of +5.5% QoQ in the internal overdue portfolio and the fact that total loans posted virtually no growth (+0.2% QoQ). Expansion in the internal overdue portfolio was mainly attributable to the SME-Pyme, Consumer, Mortgage and SME-Business sectors. An operating error led the bank to mistakenly include a loan of S/.32 million for a Wholesale Banking client as a past-due loan. After deducting the error, the internal overdue ratio reaches the level of 2.82%, -3 bps lower than that of 1Q16.

The non-performing loan portfolio (which includes refinanced loans) increased +4.2% QoQ. This was primarily due to growth in the internal overdue loan portfolio, conversely to refinanced loans that fell (-0.3% QoQ). The aforementioned, coupled with low loan growth, led to a non-performing ratio of 3.67% (+14 bps QoQ). The YoY analysis shows an increase of +11 bps due to an increase in the internal overdue loans and, to a lesser extent, to a YoY increase in the refinanced loans.

The following figure shows the evolution of the delinquency ratio by business and product:

Internal overdue ratio by segment

3.2.1	Delinquency ratios by business segment

Wholesale Banking – Portfolio quality and Cost of risk

(1)	Adjusted Non-Performing Loans, which excludes operating error of 2Q16.
(2)	Adjusted Internal Overdue Ratio, which excludes operating error of 2Q16

(i)	The internal overdue ratio for Wholesale Banking increased +5 bps QoQ to situate at 0.33%. This was due to an operating error that mistakenly reported a large quota as past due loan. After excluding the effect of this operating error, the internal overdue ratio and NPL ratio fell -6 bps and -3 bps, respectively, situating at 0.22% and 0.41%, respectively.

In the YoY analysis, the adjusted delinquency ratios remained stable and within the framework for anticipated risk. The cost of risk was situated at 0.35%, which was +2 bps higher than 1Q16’s level, which was mainly due to higher provisions for a specific client whose debt service capacity was negatively affected by global oil prices. Nevertheless, by quarter-end, this debt had already been charged-off.

BCP Bolivia – Portfolio quality and Cost of risk

(ii)	BCP Bolivia reported deterioration in its internal overdue and NPL ratios at the end of 2Q16 with increases of +11 and +9 bps, respectively QoQ. The increase in delinquency ratios reflects higher growth in the internal overdue portfolio than in loans. Growth in this portfolio was mainly attributable to Retail Banking. Loan growth fell due to seasonal factors (higher growth in 2H every year). Delinquency levels were higher in the YoY analysis due to regulatory changes in 2014, which affected the SME-Pyme segment in particular. New regulations for SME-Pyme restrict loan renewals then clients have to become accustomed to new debt levels.

The increase in delinquency also affected the cost of risk, which increased +16 bps QoQ and +53 bps YoY.

In the analysis of the evolution of delinquency by line and product within Retail Banking, it is important to consider longer time horizons and to focus on the YoY analysis to eliminate seasonal effects on the SME-Pyme and Consumer segments.

SME-Business – Portfolio quality and Cost of risk

(iii)	An analysis of the SME-Business segment reveals a significant drop of -26 and -31 bps QoQ in the internal overdue and NPL ratios due to i) an improvement in the risk quality of the loan book , which was reflected in the contraction of internal overdue loans and NPLs QoQ; and this was strengthened by ii) loan growth.

All aforementioned was also reflected in the significant decreased of -67 bps QoQ in cost of risk, which posted its lowest level in 2 years.

SME - Pyme – Portfolio quality and Cost of risk

(1)	Figures differ from previously reported due to adjustments during the data processing that have been incorporated in this report.

(iv)	With regard to the SME-Pyme loan book, it is important to analyze the early delinquency indicator that excludes loans that are less than 60 days overdue (volatile loans that have a very high probability of recovery), and those that are over 150 days past due (loans that are covered by provisions but cannot be written-off due to the existence of real estate collateral – commercial properties). Early delinquency began to improve in the second half of 2014 and has continued to follow a downward YoY every quarter, which was in line with on-going efforts to calibrate the risk models. In this context, early delinquency fell -10 bps YoY.

In this context, the cost of risk also fell -73 bps YoY due to an improvement in the quality of risk of post-adjustment vintages. In 2Q16, seasonal effects were reported due to the Independence Day holidays and provisions were set aside to cover 100% of some loans whose guarantees failed to offer significant backing.

In terms of the internal overdue and NPLS ratios, the YoY analysis of both revealed an increase of +181 bps and +29 bps respectively. As mentioned earlier in the report, these ratios continue to be distorted due to the presence of guarantees that impede charge-offs despite the existence of sufficient provisions.

Mortgage – Portfolio quality and Cost of risk

(1)	Figures differ from previously reported due to adjustments during the data processing that have been incorporated in this report.

(v)	In terms of Mortgage loans, it is important to note that the foreclosure process takes 4 years on average. As such, it is important to analyze the evolution of early delinquency. This ratio increased QoQ and YoY, +3 and + 25 bps respectively, which is still within the organization’s risk appetite. The YoY deterioration is attributable to 2013 vintages in FC that have started showing a higher level of delinquency. Nevertheless, it is important to note that the campaign to covert FC loans to LC continues and in some cases the client has obtained an extension of the tenure to accommodate to the new level of debt service.

The cost of risk for this segment increased +10 bps QoQ and +2 bps YoY due to the need to set aside more provisions for these loans, which are experiencing a downturn. Higher provisions are due to: i) a slight deterioration in loan vintages in FC that are associated with FC loans in the traditional Mortgage segment, which were mainly disbursed in 2013; and ii) lastly, the debt service capacity of some clients that have other products in BCP has been affected, which has an impact on the provision requirement in the mortgage loan book.

It is important to note that the Mortgage segment is divided into two products: Traditional Mortgage at BCP and Mivivienda. We continue to follow-up on both products in the overdue loan portfolio and pay particular attention to loans that are in the judicial process to improve the recovery strategy.

Consumer – Portfolio quality and Cost of risk

(1) Figures differ from previously reported due to adjustments during the data processing that have been incorporated in this report.

(vi)	In the Consumer portfolio, the internal overdue and the NPL portfolios grew +25 bps and + 13 bps QoQ, respectively, while the YoY increase was +52 bps and +40 bps, respectively. This deterioration is due primarily to the maturity of vintages from 2014 and 1Q15, which reflect the impact of the economic downturn and an increase in the debt level of our clients, which generates problems with over-indebtedness. Adjustments made to acceptance models and pricing models were made in 2Q15. This may explain the slight drop in early delinquency in 2Q16.

The cost of risk increased +29 bps QoQ and +64 bps YoY, which was attributable to higher levels of delinquency.

Credit Card – Portfolio quality and Cost of risk

(1) Figures differ from previously reported due to adjustments during the data processing that have been incorporated in this report.

(vii)	The Credit Card book posted a QoQ increase in its internal overdue and NPL ratios (16 bps and 25 bps, respectively). This was mainly attributable to the maturity of vintages that originated in 2015 and to the slowdown in loan growth, which began in early 2016. It is important to note that i) the levels reported are within the organization risk appetite, and ii) the flexibility of this portfolio to adjust relatively quick pricing and credit lines based on the client’s risk quality.

A QoQ and YoY analysis of the cost of risk shows an increase that was partially attributable to higher provisions this quarter due to deterioration in our clients’ debt capacity with other entities (this information is obtained through external sources, which are available to the Peruvian financial system), which triggers a provision requirement.

Mibanco – Portfolio quality and Cost of risk5

(viii)	Mibanco posted stable internal overdue and NPL ratios, which continues to show the results of risk and commercial strategy rolled out since the acquisition in March 2014 not only to improve the risk quality of the loan book, but also to ensure that loan origination is made within the organization’s risk appetite. In the YoY analysis, the internal overdue and NPL ratios post further improvement, falling -183 bps YoY and -165 bps YoY, respectively.

5 Mibancos’ cost of risk is calculated starting on 2Q14 since net provisions were consolidated on BAP’s results at the beginning of this period.

The cost of risk increased +19 bps QoQ due to higher provisions, which is, nonetheless, considered a more normalized level for this business. In the YoY analysis, Mibanco’s on-going improvement and stability are evident given that the cost of risk dropped -151 bps.

4.	Net Interest Income (NII)

NIM fell -14 bps QoQ and -51 bps YoY. This was mainly attributed to a drop in NII versus a slight increase in average IEA. The former was mainly generated by lower income from forwards and from dividend income on investments. In terms of the loan mix, higher growth in Wholesale Banking’s average daily balances (segment with smaller margins) continued to pressure Credicorp’s NIM. For the first time, NIM after provisions contracted significantly, falling -22 bps QoQ and -49 bps YoY due to an increase in provisions as a percentage of NII.

Net interest income	Quarter			% change		YTD		% change
S/ 000	2Q15	1Q16	2Q16	QoQ	YoY	1H15	1H16	1H16/1H15
Interest income	2,457,520	2,664,565	2,613,338	-1.9%	6.3%	4,834,737	5,277,903	9.2%
Interest on loans	2,123,643	2,311,996	2,331,491	0.8%	9.8%	4,200,766	4,643,487	10.5%
Interest and dividends on investments	30,348	39,808	6,146	-84.6%	-79.7%	48,886	45,954	-6.0%
Interest on deposits with banks	11,030	12,366	11,758	-4.9%	6.6%	18,645	24,124	29.4%
Interest on trading securities	223,094	254,223	253,040	-0.5%	13.4%	441,816	507,263	14.8%
Other interest income	69,405	46,172	10,903	-76.4%	-84.3%	124,624	57,075	-54.2%
Interest expense	620,320	717,875	709,119	-1.2%	14.3%	1,212,175	1,426,994	17.7%
Interest on deposits	209,408	256,690	261,015	1.7%	24.6%	418,225	517,705	23.8%
Interest on borrowed funds	185,203	202,950	208,730	2.8%	12.7%	395,499	411,680	4.1%
Interest on bonds and subordinated notes	180,087	203,421	187,600	-7.8%	4.2%	357,879	391,021	9.3%
Other interest expense	45,622	54,814	51,774	-5.5%	13.5%	40,572	106,588	162.7%
Net interest income	1,837,200	1,946,690	1,904,219	-2.2%	3.6%	3,622,562	3,850,909	6.3%
Net interest income after provisions	1,405,437	1,493,453	1,420,308	-4.9%	1.1%	2,688,663	2,913,761	8.4%

Average interest earning assets	129,009,511	146,139,956	146,761,868	0.4%	13.8%	126,749,301	144,725,643	14.2%
Net interest margin (1)	5.70%	5.33%	5.19%	-14bps	-51bps	5.72%	5.32%	-39bps
Net interest margin after provisions (1)	4.36%	4.09%	3.87%	-22bps	-49bps	4.24%	4.03%	-22bps
Provisions / Net Interest Income	23.50%	23.28%	25.41%	213bps	191bps	25.78%	24.34%	-144bps

(1) Annualized

4.1	Interest Income

Interest income fell -1.9% QoQ. This was primarily attributable to (i) a drop in Other interest income due to lower gains on foreign exchange swaps (at BCP Stand-alone) due to a decrease in the difference between the rate in Soles and the rate in US Dollars; and (ii) lower Interest and Dividends on investments associated with dividends from the equity position in BCI that were paid in 1Q16.

The aforementioned was only partially offset by an increase in Interest income on loans, which grew but at a very low rate due to:

(i)	very low loan growth (+0.5% QoQ in average daily balances); and
(ii)	lower rates, which are part of the strategy to improve the risk profile, as well as pressure from a highly competitive environment, particularly in Wholesale Banking.

It is important to note that interest income on loans grew at Mibanco, which was in line with an improvement in the pace of portfolio growth measured in average daily balances of +2.2%.

In the YoY analysis, interest income rose +6.3%. This was mainly attributable to higher income from interest income on loans (+9.8%) due to a +10.4% YoY expansion in average daily balances for Credicorp loans, which was in turn due to expansion in Wholesale Banking (+10.1%), the SME-Business segment (+24.1%) and Mortgages (+6.5%).

The aforementioned offset a drop in:

(i)	Other interest income (-84.3%), mainly at BCP Stand-Alone. This was due to the fact that in 2Q15, this account reported significant net gains on forwards with BCRP (foreign exchange swaps).[6] During 2016, the gains on this instruments were significantly lower since the volumes for this type of transaction have significantly decreased as expected; and
(ii)	Interest and dividends on investments (-79.7%) given that dividends on the investment in BCI were paid in 1Q16, while last year they were received in 2Q15.

4.2	Interest Expenses

Interest expenses fell -1.2% QoQ. This was mainly due to (i) lower expenses for Interest on Bonds and Subordinated Notes, which was attributable to maturities at BCP Stand Alone; and (ii) lower expenses on Other Interest Expenses, mainly at Credicorp Capital, given that in 2Q16, it posted some gains on derivatives, conversely to the losses registered in the previous quarter.

The aforementioned was partially offset by the increase in:

(i)	Interest expenses on loans due to an increase in the volume of transactions and interest rates set for REPO transactions with BCRP, which were mainly at BCP Stand-alone and in foreign currency; and
(ii)	Interest expenses on deposits, which was attributable to a higher deposit level at Mibanco and an increase in the average cost of deposits, as explained in section “2.5 Funding Cost.”

In the YoY analysis, interest expenses rose +14.3%, which was primarily due to higher interest expenses on deposits and interest expenses on loans at BCP Stand-Alone.

4.3	Net Interest Margin (NIM)

In the QoQ analysis, NIM fell considerably due to a contraction in NII (-2.2% QoQ) and growth in average IEA (+0.4% QoQ). As in previous quarters, the main factors that generated pressure on NIM were (i) the increase in interest expenses; (ii) lower loan growth; and (iii) the strategy to improve the risk profile, which implied expanding in segments that offer lower margins.

NIM after provisions registered a drop of -22 bps QoQ. This was attributable to an increase in provisions for loans losses in 2Q16 versus the level of 1Q16, when more recoveries and reversals were reported. Provisions as percentage of NII increased from 23.28% in 1Q16 to 25.41% in 2Q16.

As the figure shows, NIM after provisions was more or less stable from 3Q15 to 1Q16 but posted a decline in 2Q16 due to an increase in provisions with regard to 1Q16’s level, as explained in the previous paragraph.

6 Forwards with BCRP (foreign exchange swaps) provide financing in Soles that Credicorp covers with forwards with private institutional clients (the majority foreign). The increase in income from these foreign exchange swaps originated because the overbought position allowed the group to obtain gains due to the appreciation of the US Dollar that were higher than the payment made to obtain funding in Soles. These instruments are used mainly by BCP and are aligned with BCRP’s policy to reduce the excessive volatility that tends to arise in the exchange rate. It is important to consider that BCRP has set limits for the forward business that will begin to reduce this business’s levels.

Credicorp’s NIM and NIM after provisions7

NIM on loans was basically flat (+4 bps QoQ), which was in line with higher growth in NII than in loans. In the YoY analysis, NIM on loans fell -11 bps due to higher growth in the average loan balance than in NII due to changes registered in the loan portfolio mix in 2015 due to higher pace of loan growth in low-margin business segments, which have also better risk profile.	NIM on loans

It is also important to analyze NIM by subsidiary. The table below contains the interest margins at each of Credicorps main subsidiaries:

NIM Breakdown	BCP Stand-alone	Mibanco	BCP Bolivia	ASB	Credicorp(1)
NIM for 2Q15	4.94%	14.16%	4.00%	2.19%	5.70%
NIM for 1Q16	4.52%	14.47%	4.31%	2.03%	5.33%
NIM for 2Q16	4.48%	14.87%	4.58%	2.16%	5.19%

NIM: Annualized Net interest income / Average period end and period beginning interest earning assets.

(1) Credicorp also includes Credicorp Capital, Prima, Grupo Crédito and Eliminations for consolidation purposes.

(2)Figures differ from the ones reported last quarter. Please consider this report´s figures.

An analysis of the evolution of global NIM by subsidiary shows that BCP Stand-Alone accounts for the majority of variations in Credicorp’s NIM because it represents around 68% of the group’s net interest income.

7 NIM on loans is calculated as follows:

The share of loans within total earning assets is calculated by dividing the average of the beginning and closing balances of total loans for the reporting period, by the average of the beginning and closing balances of the interest earning assets for the reporting period.

Accordingly, the QoQ and YoY drop in NIM at Credicorp is mainly explained by the lower NIM at BCP Stand-Alone. This decline was due to a drop in NII, which was, as discussed above, associated with loan growth in lower margin segments.

NIM at Mibanco and BCP Bolivia increased +40 bps QoQ and +27 bps QoQ respectively due to loan growth measured in average daily balances at both subsidiaries explained in section 1.2 Credicorp Loans.

5.	Non-Financial Income

Non-financial income increased +18.2% QoQ and +21.9% YoY. This was mainly due to higher Net gain on sales of securities that was generated by the sale of 50% of the investment in BCI. If we eliminate the effect of non-recurring income, the result indicates growth of +4.8% QoQ and +8.0% YoY due to an improvement in the evolution of Fee income and Net gains on foreign exchange transactions, which increased +1.8% and +7.2%, QoQ and +4.5% and +5.2% YoY respectively.

Non-financial income	Quarter			% change		YTD		% change
S/ 000	2Q15	1Q16	2Q16	QoQ	YoY	Jun 15	Jun 16	Jun 16 / Jun 15
Fee income, net	663,206	680,962	693,185	1.8%	4.5%	1,306,832	1,374,147	5.2%
Net gain on foreign exchange transactions	168,285	165,143	177,065	7.2%	5.2%	368,731	342,208	-7.2%
Net gain on sales of securities	20,743	5,453	176,169	N/A	N/A	45,628	181,622	298.0%
Net gain from associates(1)	(227)	3,537	891	-74.8%	-491.8%	146,591	4,428	-97.0%
Other income	37,724	62,487	37,438	-40.1%	-0.8%	79,375	99,925	25.9%
Total non financial income	889,730	917,582	1,084,748	18.2%	21.9%	1,947,157	2,002,330	2.8%

(1) Mainly includes the agreement between Grupo Pacífico and Banmédica.

Fee income, which is the main source of non-financial income, registered an increase of +1.8% QoQ and +4.5% YoY due to an improvement in fee income generation at Credicorp Capital, which in turn reflected better level of activity in its Sales & Trading (purchase and sales of fixed income and equity instruments for clients) and in asset management businesses.

The YoY variation is mainly attributable to BCP’s miscellaneous accounts, credit cards, drafts and transfers.

Net gains on foreign exchange transactions increased +7.2% QoQ and +5.2% YoY. This exceeded expectations and was mainly due to relatively low volatility in the exchange rate, which reduces arbitrage opportunities. The YoY increase was due to the fact that in 2015, the business posted significantly higher volumes from the de-dollarization process, which is a less significant factor in 2016.

The net gain on sales of securities reported a significant increase due to the sale of 50% of the investment in BCI shares, which led to non-recurring income of approximately S/ 123 million. ASB posted a recovery in its investment business and posted a gain on sales of securities in its proprietary portfolio.

The QoQ drop in Other Income was mainly due to the booking as an intangible asset in 1Q, which was related to IT development made by McKinsey for the digital banking project to open savings accounts; and for a reversal of provisions made for the payment of performance bonus.

The Net gain from associates which stems from the agreement between the Grupo Pacifico and Banmedica, is shown in the following table:

	Quarter
Millions (S/)	2Q15	1Q16	2Q16
(+) EPS contribution (50%)	3.00	7.50	6.60
(-) Private health insurance deduction (50%)	-3.20	-4.00	-5.70
(=) Net gain from associates excluding Non-recurring income/expense	-0.20	3.50	0.90
(+) Non-recurring income/expense	0.00	0.00	0.00
(=) Net gain from associates	-0.20	3.50	0.90

This result was due to:

i)	A contribution of 50% of the net earnings generated by the corporate health insurance business and medical services that are now managed by Banmedica for S/6.6 million. This represented a drop QoQ that was due mainly to an increase in net claims, which offset the increase of net premiums and the decrease of acquisition cost. The higher net claims reflect the increase in respiratory diseases due to the start of the winter season.

ii)	A 50% drop in net earnings in the private medical business, which is managed by Grupo Pacifico and totaled S/5.7 million in 2Q16. This represented an increase that was mainly due to higher net premiums for oncological products and a decrease in net claims, which resulted in a higher underwriting result.

5.1	Fee income

The figure below shows the contribution of each of the subsidiaries at Credicorp to growth in the group’s fee income in 2Q16. It is evident that fees for banking services grew slightly QoQ:

Evolution of fee income QoQ by subsidiary (S/ Millions)

* Others include Grupo Pacifico and eliminations for consolidation purposes.

The YoY evolution shows growth of 4.5%:

Evolution of fee income YoY by subsidiary (S/ Millions)

* Others include Grupo Pacifico and eliminations for consolidation purposes.

The table below shows the evolution of the main components of fee income in the banking business:

Composition of fee income in the banking business

Fee Income	Quarter			% change
S/ 000	2Q15	1Q15	2Q16	QoQ	YoY
Miscellaneous accounts (1)	155,499	165,928	165,084	-0.5%	6.2%
Credit cards (2)	65,090	70,750	74,019	4.6%	13.7%
Drafts and transfers	31,975	37,501	39,234	4.6%	22.7%
Personal loans (2)	24,138	22,950	23,017	0.3%	-4.6%
SME loans (2)	18,640	18,023	16,657	-7.6%	-10.6%
Insurance (2)	18,425	18,297	18,139	-0.9%	-1.6%
Mortgage loans (2)	9,244	6,834	8,987	31.5%	-2.8%
Off-balance sheet (3)	38,704	42,557	41,785	-1.8%	8.0%
Payments and collections (3)	90,506	93,987	95,047	1.1%	5.0%
Commercial loans (3)	17,599	16,758	16,471	-1.7%	-6.4%
Foreign trade (3)	10,484	13,598	11,221	-17.5%	7.0%
Corporate finance	10,077	13,268	13,837	4.3%	37.3%
ASB	7,195	5,995	5,296	-11.7%	-26.4%
Others (4)	39,542	37,888	43,830	15.7%	10.8%
Total fee income	537,120	564,336	572,624	1.5%	6.6%

(1) Saving accounts, current accounts, debit card and master account.

(2) Mainly Retail fees.

(3) Mainly Wholesale fees.

(4) Includes fees from BCP Bolivia, Edyficar, network usage and other services to third parties, among others.

(5) Figures differ from previously reported, please consider the data presented on this report.

Source: BCP

6.	Insurance underwriting result

The insurance underwriting result increased +13.3% QoQ due to a decrease in the acquisition cost in P&C and life insurance lines, while the net earned premium and claims remained at levels very similar to those posted in 1Q16. In YoY terms, the underwriting result increased +12.0% due to expansion in net earned premiums that offset the higher claims and acquisition cost.

Insurance underwriting result (1)	Quarter			% change		YTD		% change
S/.000	2Q15	1Q16	2Q16	QoQ	YoY	Jun 15	Jun 16	Jun 16 / Jun 15
Net earned premiums	427,044	453,237	453,647	0.1%	6.2%	831,540	906,884	9.1%
Net claims	(255,382)	(263,923)	(265,815)	0.7%	4.1%	(487,657)	(529,738)	8.6%
Acquisition cost (2)	(51,314)	(70,380)	(53,066)	-24.6%	3.4%	(127,285)	(123,446)	-3.0%
Total insurance underwriting result	120,348	118,934	134,766	13.3%	12.0%	216,598	253,700	17.1%

(1) Includes net fees and underwriting expenses.

Total underwriting result by business

(S/ millions)

6.1	Net earned premiums

Total premiums fell 4.1% QoQ due to a decrease in the premium turnover in the life insurance business and despite the increase reported by the property and casualty business:

(i)	The drop in the life insurance business was mainly due to annuities given that fewer retirement policies have been sold since the law was passed to release funds from the AFPs. Nevertheless, this effect was mitigated by higher premium turnover in Credit Life.

(ii)	The increase in property and casualty insurance was due to higher premiums from property and casualty insurance due to important account renewals in 2Q16; the improvement in private medical insurance was attributable to renewals of comprehensive individual products.

Net earned premiums remained at levels similar to those reported in 1Q16 due to the net effect generated by the increase in life insurance and the decrease in property and casualty insurance. Growth in life insurance was due to an improvement in premium turnover in credit life and to the fact that fewer reserves were set aside for the AFP and annuities businesses. The drop in property and casualty insurance, however, was attributable to moves to set aside more reserves for property and casualty risks.

6.2	Net claims

Net claims by business

(S/ million)

Net claims grew 0.7% QoQ due to an increase in the loss ratio in the property and casualty business, which was partially attenuated by a decrease in the loss ratio for the car insurance and private medical businesses.

The loss ratio for the life insurance business fell primarily due to Complementary Insurance for High Risk Occupations, which offset the slight increase in the loss ratio posted by other lines.

6.3	Acquisition cost

Acquisition cost by Business

(S/. million)

(1) Includes medical assistance for dependents and medical services.

The acquisition cost fell 24.6% QoQ primarily as a result of a lower premium turnover in Life Insurance business. Also, the decrease in underwriting expense for Property and Casualty insurance was due to a release of uncollectible reinsurance reserves. This quarter, underwriting income increased in Property and Casualty and Life Insurance business.

Acquisition cost	Quarter			% change
S/000	2Q15	1Q16	2Q16	QoQ	YoY
Net fees	(39,181)	(54,921)	(46,223)	-15.8%	18.0%
Underwriting expenses	(24,732)	(29,928)	(22,430)	-25.1%	-9.3%
Underwriting income	12,599	14,469	15,587	7.7%	23.7%
Acquisition cost	(51,314)	(70,380)	(53,066)	-24.6%	3.4%

7.	Operating expenses and efficiency

The efficiency ratio8 reported an increase of 170 bps QoQ due to higher administrative expenses, which were accentuated by a slight contraction in operating income. YoY, the efficiency ratio posted an improvement of -16 bps, which was due primarily to a more significant increase in operating income than in operating expenses and, to a lesser extent, to improvements in efficient at Credicorp’s other subsidiaries.

Operating expenses	Quarter			% change		YTD		% change
S/ 000	2Q15	1Q16	2Q16	QoQ	YoY	Jun 15	Jun 16	Jun 16 / Jun 15
Salaries and employees benefits	718,214	735,970	735,414	-0.1%	2.4%	1,433,409	1,471,384	2.6%
Administrative, general and tax expenses	481,985	453,686	513,652	13.2%	6.6%	913,152	967,338	5.9%
Depreciation and amortizacion	110,699	111,770	113,910	1.9%	2.9%	219,092	225,680	3.0%
Other expenses	55,280	47,033	47,463	0.9%	-14.1%	96,395	94,496	-2.0%
Total expenses	1,366,178	1,348,459	1,410,439	4.6%	3.2%	2,662,048	2,758,898	3.6%
Operating income (1)	3,095,507	3,249,569	3,229,007	-0.6%	4.3%	6,276,256	6,478,576	3.2%
Operating expenses (2)	1,362,212	1,371,806	1,416,042	3.2%	4.0%	2,692,938	2,787,848	3.5%
Reported efficiency ratio (3)	44.0%	42.2%	43.9%	163 bps	-16 bps	42.9%	43.0%	12 bps
Operating expenses / Total average assets (4)	3.8%	3.5%	3.6%	10 bps	-26 bps	3.9%	3.6%	-29 bps

(1) Operating income = Net interest income + Fee income + Gain on foreign exchange transactions + Net gain from associates + Net premiums earned.

(2) Operating expenses = Total operating expenses + Acquisition cost - Other operating expenses.

(3) Operating expenses / Operating income. Figures differ from previously reported, please consider the data presented on this report.

(4) Annualized operating currency / Average of Total Assets. Average are calculated with period-beginning and period-ending balances.

Total operating expenses increased 3.2% oQ. This was due primarily to an increase in administrative expenses and taxes at BCP Stand-Alone. The main accounts that generated this increase are:

(i)	Programming and systems, which was mainly attributable to license renewals, infrastructure management and IT;
(ii)	Infrastructure, due to higher expenses for maintenance at offices and basic services (light, water and telephone);
(iii)	Channels, for cash transfers from ATMs and higher expenses for commissions for Agentes BCP;
(iv)	Marketing, in line with recent campaigns for asset products (Lan Pass program) and liabilities (savings accounts).

In the YoY analysis, total operating expenses posted an increase due to higher:

8 The efficiency ratio:

(Total expenses + acquisition cost – other expenses)
(Net interest income + Fee income + Gain on foreign exchange transactions + Net gain from associates + Net earned premiums)

(i)	Administrative and general expenses and taxes due to an increase in programming expenses and systems, outsourcing of Systems and Taxes and Contributions at BCP Stand-alone, which were partially offset by the drop in minor expenses at Mibanco and lower expenses for Channels at BCP Stand-Alone; and

(ii)	Employee salaries and benefits, which was in line with an increase in the number of employees following the acquisition of Mibanco and organic business growth.

Credicorp’s administrative and general expenses

Administrative and general expenses	Quarter						% change
S/ 000	2Q15(1)%		1Q16%		2Q16%		QoQ	YoY
Marketing	53,108	11%	50,577	11%	55,488	11%	9.7%	4.5%
Taxes and contributions	50,488	10%	61,801	14%	56,586	11%	-8.4%	12.1%
Insfrastructure	60,016	12%	52,911	12%	64,871	13%	22.6%	8.1%
Minor expenses	66,331	14%	46,885	10%	53,803	10%	14.8%	-18.9%
Systems outsourcing	47,543	10%	54,706	12%	56,867	11%	4.0%	19.6%
Programs and systems	48,720	10%	47,575	10%	60,743	12%	27.7%	24.7%
Communications	27,255	6%	23,478	5%	27,395	5%	16.7%	0.5%
Rent	40,610	8%	45,167	10%	44,506	9%	-1.5%	9.6%
Consulting	25,602	5%	17,480	4%	27,289	5%	56.1%	6.6%
Channels	44,687	9%	36,963	8%	44,254	9%	19.7%	-1.0%
Others (2)	17,625	4%	16,142	4%	21,852	4%	35.4%	24.0%
Total administrative and general expenses	481,985	100%	453,686	100%	513,652	100%	13.2%	6.6%

(1) Figures differ from previously reported, please consider the data presented on this report.

(2) Others include ASB, BCP Bolivia, Grupo Credito and eliminations for consolidation.

Slight growth of +10 bps was posted in the operating expenses/average total assets indicator QoQ. This was due to lower growth in total assets than in operating expenses. In YoY terms, this indicator fell -20 bps due to a higher increase in total assets (+9.0% YoY).

Reported efficiency ratio by subsidiary(1)

	BCP Stand-alone	Mibanco	BCP Bolivia	ASB	Grupo Pacífico	Prima	Credicorp Capital	Credicorp

2Q15(2)	41.8%	56.0%	74.3%	22.4%	27.5%	44.0%	114.5%	44.0%
1Q16	39.1%	57.8%	58.2%	24.7%	29.2%	44.7%	120.7%	42.2%
2Q16	41.3%	59.2%	54.8%	24.6%	26.4%	44.1%	87.3%	43.9%
Var. QoQ	220 bps	140 bps	-340 bps	-10 bps	-280 bps	-60 bps	-3340 bps	170 bps
Var. YoY	-50 bps	320 bps	-1950 bps	220 bps	-110 bps	10 bps	-2720 bps	-10 bps

Acum . Jun 15	40.8%	58.3%	69.9%	22.0%	26.4%	42.9%	106.8%	42.9%
Acum . Jun 16	40.2%	58.5%	56.5%	24.7%	27.8%	44.4%	101.0%	43.0%
Var. Acum. Jun 16/ Acum . Jun 15	-60 bps	20 bps	-1340 bps	270 bps	140 bps	150 bps	-580 bps	10 bps

(1) 2Q15 differ from previously reported, please consider the data presented on this report.

(2) (Total expenses + acquisition cost - other expenses) / (Net interest income + Fee income + Net gain on foreign exchange transactions + Net gain from associates + net earned premiums)

Operating income dropped QoQ due to lower net interest income, mainly at BCP Stand-Alone. YoY, there was a slight increase in operating expenses that was mainly due to higher net interest income, which was attributable to loan growth, particularly at BCP Stand-Alone and Mibanco. This line also posted growth due to an increase in banking service fees.

In the quarterly analysis, the efficiency ratio was situated at 43.9% at the end of 2Q16, which was + 170 bps higher than the 42.2% posted in 1Q16. This evolution was due to an increase in administrative and general expenses through:

(i)	BCP Stand-Alone, which reported an increase of +220 bps QoQ in the efficiency ratio, mainly due to higher expenses for programming and systems; and
(ii)	Mibanco increased its efficiency ratio from +140 bps QoQ due to higher expenses for employee salaries and benefits, which was attributable to organic growth.

In the YoY analysis, Credicorp’s efficiency ratio fell -10 bps due to higher growth in operating income, mainly at BCP and Mibanco, than in operating expenses. Nevertheless, it is important to note the YoY reduction in operating expenses at BCP Bolivia and Credicorp Capital, which was primarily attributable to a decrease in employee salaries and benefits.

The accumulated efficiency ratio remained basically stable, increasing only +10 bps after slight growth in i) administrative and general expenses and taxes at the BCP subsidiary and ii) Employee salaries and benefits at Mibanco.

8.	Regulatory Capital

8.1	Regulatory Capital –BAP

Regulatory Capital and Capital Adequacy Ratios	Balance as of			% Change
S/ (000)	2Q15	1Q16	2Q16	QoQ	YoY
Capital Stock	1,401,804	1,392,615	1,392,750	0.0%	-0.6%
Legal and Other capital reserves (1)	11,112,964	13,551,710	13,507,601	-0.3%	21.5%
Minority interest (2)	369,435	404,926	395,472	-2.3%	7.0%
Loan loss reserves (3)	1,195,446	1,313,185	1,285,561	-2.1%	7.5%
Perpetual subordinated debt	794,250	831,500	822,250	-1.1%	3.5%
Subordinated Debt	4,738,966	4,919,248	5,039,308	2.4%	6.3%
Investments in equity and subordinated debt of financial and insurance companies	(924,035)	(903,412)	(728,148)	-19.4%	-21.2%
Goodwill	(751,253)	(630,420)	(633,611)	0.5%	-15.7%
Deduction for subordinated debt limit (50% of Tier I excluding deductions) (4)	-	-	-	-	-
Deduction for Tier I Limit (50% of Regulatory capital) (4)	-	-	-	-	-
Total Regulatory Capital (A)	17,937,578	20,879,352	21,081,183	1.0%	17.5%

Tier I (5)	10,671,098	12,114,604	12,180,475	0.5%	14.1%
Tier II (6) + Tier III (7)	7,266,480	8,764,749	8,900,708	1.6%	22.5%

Financial Consolidated Group (FCG) Regulatory Capital Requirements	14,246,003	15,940,249	15,653,442	-1.8%	9.9%
Insurance Consolidated Group (ICG) Capital Requirements	885,460	1,057,403	923,434	-12.7%	4.3%
FCG Capital Requirements related to operations with ICG (8)	(105,119)	(131,978)	(325,433)	146.6%	209.6%
ICG Capital Requirements related to operations with FCG (9)	-	-	-	-	-
Total Regulatory Capital Requirements (B)	15,026,343	16,865,674	16,251,443	-3.6%	8.2%
Regulatory Capital Ratio (A) / (B)	1.19	1.24	1.30
Required Regulatory Capital Ratio (10)	1.00	1.00	1.00

(1) Legal and other capital reserves include restricted capital reserves (PEN 9,321 million) and optional capital reserves (PEN 1,807 million).

(2) Minority interest includes Tier I (PEN 357.1 million) and Tier II (PEN 2.1 million) minority interests.

(3) Up to 1.25% of total risk-weighted assets of Banco de Crédito del Perú, Solución Empresa Administradora Hipotecaria, Financiera Edyficar and Atlantic Security Bank.

(4) Tier II + Tier III can not be more than 50% of total regulatory capital.

(5) Tier I = capital + restricted capital reserves + Tier I minority interest - goodwill - (0.5 x investment in equity and subordinated debt of financial and insurance companies) + perpetual subordinated debt.

(6) Tier II = subordinated debt + TierII minority interest tier + loan loss reserves - (0.5 x investment in equity and subordinated debt of financial and insurance companies).

(7) Tier III = Subordinated debt covering market risk only.

(8) Includes regulatory capital requirements of the financial consolidated group.

(9) Includes regulatory capital requirements of the insurance consolidated group.

(10) Regulatory Capital / Total Regulatory Capital Requirements (legal minimum = 1.00).

At the end of June 2016, Credicorp reported a very comfortable capitalization level that was 1.30 times higher than the capital required by the regulating entity in Peru. This ratio increased QoQ due to the expansion Credicorp’s regulatory capital (+1.0%) while the regulatory capital requirement dropped -3.6% QoQ.

The QoQ growth in regulatory capital was due primarily to the net income generated in 2Q16.

The QoQ drop in the regulatory capital requirement was due mainly to the lower capital requirement from the consolidated financial group, which in turn reflected the slowdown in loan growth at BCP Stand-alone.

8.2	Regulatory Capital –BCP Stand-alone based on Peru GAAP

Regulatory Capital and Capital Adequacy Ratios	Balance as of			% change
S/ 000	2Q15	1Q16	2Q16	QoQ	YoY
Capital Stock	5,854,051	7,066,346	7,066,346	0.0%	20.7%
Legal and Other capital reserves	3,157,900	3,582,209	3,582,218	3.0%	13.4%
Accumulated earnings with capitalization agreement	-	-	-	N/A	N/A
Loan loss reserves (1)	1,055,082	1,166,266	1,140,215	-2.2%	8.1%
Perpetual subordinated debt	794,250	831,500	822,250	-1.1%	3.5%
Subordinated Debt	4,307,757	4,486,420	4,442,054	-1.0%	3.1%
Unrealized profit (loss)	-	-	-	-	-
Investment in subsidiaries and others, net of unrealized profit and net income	(1,692,746)	(1,637,195)	(1,228,010)	-25.0%	-27.5%
Investment in subsidiaries and others	1,889,914	1,852,010	(1,347,105)	-172.7%	-171.3%
Unrealized profit and net income in subsidiaries	197,168	214,815	119,095	-44.6%	-39.6%
Goodwill	(122,083)	(122,083)	(122,083)	-	-
Total Regulatory Capital	13,354,210	15,373,464	15,702,990	2.1%	17.6%

Off-balance sheet	29,044,483	33,068,225	31,913,377	-3.5%	9.9%

Tier 1 (2)	8,936,328	10,646,783	10,794,274	1.4%	20.8%
Tier 2 (3) + Tier 3 (4)	4,417,882	4,726,681	4,908,716	3.9%	11.1%

Total risk-weighted assets	92,873,376	102,488,839	99,612,081	-2.8%	7.3%
Market risk-weighted assets (5)	1,734,216	1,673,168	707,066	-57.7%	-59.2%
Credit risk-weighted assets	84,406,557	93,301,253	91,217,162	-2.2%	8.1%
Operational risk-weighted assets	6,732,602	7,514,419	7,687,852	2.3%	14.2%

Adjusted Risk-Weighted Assets	92,873,376	102,008,703	99,124,208	-2.8%	6.7%
Total risk-weighted assets	92,873,376	102,488,839	99,612,081	-2.8%	7.3%
(-) RWA Intangible assets, excluding goodwill.	-	480,136	487,873	1.6%	-
(-) RWA Deferred tax assets generated as a result of temporary differences in income tax, in excess of 10% of CET1	-	-	-	-	-
(-) RWA Deferred tax assets generated as a result of past losses	-	-	-	-	-

Total capital requirement	11,076,962	12,405,547	12,060,046	-2.8%	8.9%
Market risk capital requirement (5)	173,422	167,317	70,707	-57.7%	-59.2%
Credit risk capital requirement	8,440,656	9,330,125	9,121,716	-2.2%	8.1%
Operational risk capital requirement	673,260	751,442	768,785	2.3%	14.2%
Additional capital requirements	1,789,625	2,156,663	2,098,838	-2.7%	17.3%

Capital ratios
Tier 1 ratio (6)	9.62%	10.39%	10.84%
Common Equity Tier 1 ratio (7)	8.38%	8.81%	10.20%
BIS ratio (8)	14.38%	15.00%	15.76%
Risk-weighted assets / Regulatory capital (9)	6.95	6.67	6.34

(1) Up to 1.25% of total risk-weighted assets.

(2) Tier 1 = Capital + Legal and other capital reserves + Accumulated earnings with capitalization agreement + Unrealized profit and net income in subsidiaries - Goodwill - (0.5 x Investment in subsidiaries) + Perpetual subordinated debt (maximum amount that can be included is 17.65% of Capital + Reserves + Accumulated earnings with capitalization agreement + Unrealized profit and net income in subsidiaries - Goodwill).

(3) Tier 2 = Subordinated debt + Loan loss reserves - (0.5 x Investment in subsidiaries).

(4) Tier 3 = Subordinated debt covering market risk only. Tier 3 exists since 1Q10.

(5) It includes capital requirement to cover price and rate risk.

(6) Tier 1 / Risk-weighted assets

(7) Common Equity Tier I = Capital + Reserves – 100% of applicable deductions (investment in subsidiaries, goodwill, intangibles and net deferred taxes that rely on future profitability) + retained earnings + unrealized gains.

(8) Regulatory Capital / Risk-weighted assets (legal minimum = 10% since July 2011)

(9) Since July 2012, Risk-weighted assets = Credit risk-weighted assets * 1.00 + Capital requirement to cover market risk * 10 + Capital requirement to cover operational risk * 10 * 1.00 (since July 2014)

At the end of 2Q16, BCP Stand-Alone (Peru GAAP) registered a significant increase in its capital ratios.

In this sense, the BIS ratio was situated at 15.76%, which represented an increase over the figures posted in 1Q16 and 2Q15. This was due to the decrease in Risk-Weighted Assets (RWAs) in general and credit risk RWAs in particular, which reflect the fact that loan growth was virtually inexistent at BCP Stand-Alone.

The Tier 1 ratio continued to follow an upward trend due to the aforementioned effects and at 2Q16, was situated at 10.84%.

Finally, the Common equity tier 1 (CET1) ratio, which is considered the most rigorous in terms of measuring capitalization levels, reported a significant increase and situated at 10.20% at the end of June. This was mainly due to:

i)	Net income generated in 2Q16, which helped us build around 70 bps of CET1;
ii)	The transfer of BCP Bolivia from BCP to a Bolivian Holding that is subsidiary of Credicorp (ICBSA), which reduced the deduction for investments in financial subsidiaries in approximately 60 bps; and
iii)	The contraction in RWAs that generated an increase of approximately 29 bps of CET1

Common Equity Tier 1 Ratio– BCP Stand-alone

March 2016	June 2016

(1)	Until March 2016 the account investments in subsidiaries includes BCP Bolivia investment and others. At June 2016, Investments in subsidiaries does not include BCP Bolivia investment.

9.	Distribution channels

	Quarter			Change (units)
	2Q15	1Q16	2Q16	QoQ	YoY
Branches	452	463	459	-4	7
ATMs	2,254	2,307	2,311	4	57
Agentes BCP	4,918	5,691	5,573	-118	655
Total BCP's Network	7,624	8,461	8,343	-118	719
Total Mibanco's Network	328	324	324	-	-4
Total Peru's Network	7,952	8,785	8,667	-118	715
Branches	47	47	47	-	-
ATMs	252	257	260	3	8
Agentes BCP Bolivia	60	100	94	-6	34
Total Bolivia's Network	359	404	401	-3	42
Total BCP Consolidated's Network	8,311	9,189	9,068	-121	757

(1) Mibanco does not have Agentes or ATMs because it uses the BCP network. Mibanco branches include Banco de la Nacion branches, which in 2Q15, 1Q16 and 2Q16 were 38.

The distribution channels at BCP, Mibanco and BCP Bolivia posted a total of 9,068 points of contact at the end of 2Q16. This level represented a decline of -121 points QoQ, which was due to efforts to seek out efficiency by eliminating points of contact that are in non-strategic locations.

BCP had 8,343 points of contact at the end of 2Q16, which represented a decline of -118 YoY. The aforementioned was due mainly to a decrease in Agentes BCP (-118 QoQ), mainly in the Provinces (-139 QoQ). With this result, 56% of the BCP’s total points of contact are located in Lima.

Mibanco maintained the same number of branches in 2Q16: 324. It is important to note that Mibanco has an agreement with the Banco de la Nacion that allows it to use its offices around the country to reduce operating costs. At the end of 2Q16, these offices represented 12% of total locations (38 offices).

BCP Bolivia increased its number of ATMs (+3 QoQ) and reduced the number of Agents (-6 QoQ). This drop was no attributable to the company’s strategy and instead reflects pressure from external factors.

In the YoY analysis, the total number of points of contract at BCP increased by 719 due to growth in Agentes BCP (+655) and in ATMs (+57), which was in line with the strategy for banking penetration and expansion. BCP Bolivia increased its points of contact (+42 YoY), which was mainly due to an increase in Agentes and ATMs. This was in keeping with the bank’s growth strategy, which contemplates having 150 agents in place by the end of 2016. Mibanco posted a drop in branches (-4 YoY) that reflects its application of criteria for proximity and client concentration.

Points of Contact by Locality – BCP stand-alone

	Quarter			Change (units)
	2Q15	1Q16	2Q16	QoQ	YoY
Lima	266	275	283	8	17
Provinces	186	188	176	-12	-10
Total Branches	452	463	459	-4	7
Lima	1,384	1,430	1,472	42	88
Provinces	870	877	839	-38	-31
Total ATM's	2,254	2,307	2,311	4	57
Lima	2,569	2,874	2,895	21	326
Provinces	2,349	2,817	2,678	-139	329
Total Agentes BCP	4,918	5,691	5,573	-118	655

The drop in points of contact QoQ that has been registered in the provinces is due to efforts to increase efficiency in terms of maintenance costs after an aggressive campaign to drive growth. On the contrary, Lima reported growth QoQ after having followed and culminated a similar process.

The YoY analysis shows aggressive growth in Agentes BCP in Lima (+326) and the Provinces (+329) throughout 2016. The number of ATMs in Lima has also growth (+88) along with branches (+17). On the contrary, the number of ATMs in the provinces has fallen (-31) along with the number of branches (-10).

Transactions per channel – BCP stand-alone

	Monthly average in each quarter						% change
N° of Transactions per channel(1)	2Q15%		1Q16%		2Q16%		QoQ	YoY
Teller	9,265,849	10.5%	8,622,883	9.3%	8,669,772	8.8%	0.5%	-6.4%
ATMs	17,903,189	20.3%	18,797,333	20.2%	19,255,754	19.6%	2.4%	7.6%
Balance inquiries	2,880,307	3.3%	2,235,819	2.4%	2,405,842	2.5%	7.6%	-16.5%
Telephone banking	2,544,960	2.9%	2,366,180	2.5%	3,119,883	3.2%	31.9%	22.6%
Internet banking Via BCP	19,200,181	21.8%	19,695,825	21.2%	20,126,606	20.5%	2.2%	4.8%
Agente BCP	13,256,954	15.0%	14,088,496	15.1%	14,660,153	14.9%	4.1%	10.6%
Telecrédito	8,041,782	9.1%	8,278,380	8.9%	8,839,570	9.0%	6.8%	9.9%
Mobile banking	5,954,819	6.7%	8,776,892	9.4%	10,553,955	10.8%	20.2%	77.2%
Direct debit	757,648	0.9%	690,740	0.7%	681,891	0.7%	-1.3%	-10.0%
Points of sale P.O.S.	8,231,483	9.3%	9,224,731	9.9%	9,595,055	9.8%	4.0%	16.6%
Other ATMs network	218,502	0.2%	219,849	0.2%	201,560	0.2%	-8.3%	-7.8%
Total transactions	88,255,676	100.0%	92,997,130	100.0%	98,110,042	100.0%	5.5%	11.2%

The monthly average of transactions increased QoQ. This was due mainly to a larger volume via Mobile Banking, Telephone Banking and Agentes BCP, which reflects the upward trend in the transactions volume seen throughout the year.

The YoY analysis, which excludes the seasonal effect, shows an increase in the monthly average of transactions (+11.2%). The aforementioned was due mainly to an increase in the volume of transactions reported through cost-efficient channels such as:

i)	Mobile banking (+77.2% YoY), which continues to increase its share due to mobile applications such as “Banca Celular BCP” and “Tus Beneficios BCP”.
ii)	Agente BCP (+10.6% YoY) due to a 600+ increase in points of contact YoY.
iii)	Points of sale P.O.S (+16.6% YoY) thanks to a campaign to install cost-free P.O.S Visanet for SME-PYMEs with a BCP Current Account.
iv)	ATMs (+7.6% YoY) in line with an YoY increase in points of contact.

The channels that posted a drop in transactions YoY were: Tellers (-6.4 YoY) and Balance Inquiries (-16.5% YoY), which reflects migration to cost-efficient channels.

It is important to note that future growth in banking in the region will be channeled primarily through digital venues. As such, Credicorp is seeking to increase its strategic positions in these cost-efficient channels.

10.	Economic outlook

10.1	Peru: Economic Outlook

Peru	2014	2015	2016	2017

GDP (US$ Millions)	202,944	192,134	194,898	204,108
Real GDP (% change)	2.4	3.3	3.7	4.2
GDP per capita (US$)	6,501	6,168	6,189	6,412
Domestic demand (% change)	2.2	2.9	1.5	3.5
Total consumption (% change)	4.5	4.3	4.1	3.8
Gross fixed investment (as % GDP)	25.7	24.3	23.0	23.2
Public Debt (as % GDP)	20.0	23.3	25.5	27.3
System loan growth (% change)(1)	13.9	17.3	N/A	N/A
Inflation(2)	3.2	4.4	3.0	2.5
Reference Rate	3.50	3.75	4.25	4.25
Exchange rate, end of period	2.98	3.41	3.38 - 3.43	3.45 - 3.50
Exchange rate, (% change)	6.4%	14.6%	-1.0%	2.1%
Fiscal balance (% GDP)	-0.3	-2.1	-3.1	-3.5
Trade balance (US$ Millions)	-1,509	-3,150	-1,100	-668
(As % GDP)	-0.7%	-1.6%	-0.6%	-0.3%
Exports	39,533	34,236	34,703	37,410
Imports	41,042	37,385	35,804	38,078
Current account balance (US$ Millions)	-8,196	-8,373	-6,756	-6,115
(As % GDP)	-4.0%	-4.4%	-3.5%	-3.0%
Net international reserves (US$ Millions)	62,308	61,485	60,241	59,333
(As % GDP)	30.7%	32.0%	30.9%	29.1%
(As months of imports)	18	20	20	19

Source: Estimates by BCP Economic Research as of August, 2016; INEI, BCRP, and SBS

(1) Multiple Banking, Current Exchange Rates

(2) Inflation Target: 2%, +/- 1%

-	Economic activity: for this year and the next, forecasts situate GDP growth at 3.7% and 4.2%, respectively.

-	Inflation: inflation at year-end 2016 will be around 3.0%, which falls below the 3.5% previously expected. The decrease in inflation will be due mainly to a drop in upward supply-side pressures on food prices and less depreciation of the Sol. For 2017, the forecast has been revised from 2.7% to 2.5% but remains within BCRP’s range.

-	Monetary policy rate: BCRP is expected to keep the reference rate at 4.25% for the next few months.

-	Exchange rate: the forecast for the exchange rate has been revised downward from US$/SOL 3.50 to a range between US$/SOL 3.38-3.43 for 2016 and 3.45-3.50 for 2017. Expectations for depreciation are lower due to external factors (capital flows to emerging markets in search of higher returns given that international interest rates are expected to remain low) and local factors (higher demand in Soles to cover fund withdrawals for AFPs after regulatory changes).

10.2 Main macroeconomic variables

Economic Activity – GDP (real annual percentage variations)

Source: INEI

-	In 2Q16, GDP is expected to grow 3.5%. Lower growth with regard to 1Q16 is due to (i) a decrease in fishing production (-59% YoY) due to a delay in the start of the first fishing season, and (ii) less drive for public investment, mainly at the government level (-9.3% YoY).
-	In the first semester, the economy grew approximately 4% YoY. Nevertheless, if we deduct growth in the mining sector (copper production grew 51%), the economy posted growth of just 1.5% YoY (approximately).

Inflation and the reference rate (%)

Source: INEI, BCRP

-	At the end of 2Q16, 12-month inflation fell to 3.3%.
-	Since February 2016, BCRP has maintained the reference rate at 4.25%.

Fiscal result and Current Account Balance Account (% of GDP, Quarter)

* Only the Current Balance Account for 2Q16 is estimated

Source: Banco Central de Reserva

-	In 2Q16, the annualized fiscal deficit was 3.0% of GDP. Forecasts indicate that the deficit in the current account will continue to decline in 2Q16 based on the fact that the YoY analysis of the trade balance from January to June 2016 posted a more favorable result: US$ -840 million vs 2015: US$ -2,162 million. The trade balance registered a USD -201 million deficit in 2Q16.

Exchange rate (S/. per USD)

Source: Bloomberg

-	At the end of 2Q16, the exchange rate was situated at 3.288. In June 2016, BCRP bought USD 461 million, which represents the highest level since April 2013.

10.3 Presidential Address on July 28th

-	In his inaugural speech, PPK summarized his government’s goals as entailing the following six points:

1.	Water and sewage systems for all Peruvians,
2.	A high-quality public education system,
3.	A public health system that meets the needs of the population,
4.	Formalize the country to the extent possible,
5.	Build infrastructure for the development that the country needs and
6.	Make progress toward eliminating corruption, discrimination, public safety problems and others.

-	The president hopes that by 2021, at the end of his term and the date of the country’s bicentennial, Peru will be a member of the OCDE (if his government plan advances as hoped).

-	The presidential message does not include specific details on the measures that will be adopted to achieve this ambitious agenda. Nevertheless, the President did mention:

o	Reducing VAT from 18% to 17% beginning in January 2017.
o	Salary increase for the police and armed forces beginning in September.

-	The Premier, Fernando Zavala, will go before the Congress, along with the Cabinet of Ministers, on August 15th to request a vote of confidence and explain the main measures of the new government. After obtaining the vote of confidence, the Premier intends to request powers to deal with 4 central points: (i) economic growth (includes measures to drive infrastructure projects and unblock large projects), (ii) public safety, (iii) fight against corruption, and (iv) improvement in the sanitation system.

-	It is important to note that PPK’s party is a minority in Congress with only 18 of 130 seats. The opposition, Fuerza Popular, has the majority with 73 members of congress. In this context, the political negotiation process will be key to determining the economic measures that will actually be implemented.

-	The Minister of Economy and Finance, Alfredo Thorne, said that he has been working on a series of tax measures that include:
o	Evaluating going ahead with the scheduled income tax reduction (from 30% in 2014 to 28% in 2015 and a scheduled reduction to 27% in 2017).
o	Amnesty for Peruvians who have money outside the country and have not paid taxes so that can bring in these funds.
o	Review of tax avoidance law.
o	Limiting the use of cash to buy cars and homes.
o	Modifying tax regimes applied to micro and small businesses among others.

Safe Harbor for Forward-Looking Statements

This material includes “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934. All statements other than statements of historical information provided herein are forward-looking and may contain information about financial results, economic conditions, trends and known uncertainties.

The Company cautions readers that actual results could differ materially from those expected by the Company, depending on the outcome of certain factors, including, without limitation: (1) adverse changes in the Peruvian economy with respect to the rates of inflation, economic growth, currency devaluation, and other factors, (2) adverse changes in the Peruvian political situation, including, without limitation, the reversal of market-oriented reforms and economic recovery measures, or the failure of such measures and reforms to achieve their goals, and (3) adverse changes in the markets in which the Company operates, including increased competition, decreased demand for financial services, and other factors. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

The Company undertakes no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in the Company’s business strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

11.	Appendix

11.1	Credicorp

CREDICORP LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In S/ thousands, IFRS)

	Quarter			% change
	2Q15	1Q16	2Q16	QoQ	YoY

ASSETS
Cash and due from banks
Non-interest bearing	3,818,604	3,850,170	3,751,246	-2.6%	-1.8%
Interest bearing	24,789,029	28,342,439	27,831,888	-1.8%	12.3%
Total cash and due from banks	28,607,633	32,192,609	31,583,134	-1.9%	10.4%

Trading securities, net	2,130,997	3,491,092	3,383,545	-3.1%	58.8%

Loans	83,503,212	91,501,079	91,655,366	0.2%	9.8%
Current	81,227,832	89,025,553	89,043,417	0.0%	9.6%
Internal overdue loans	2,275,380	2,475,526	2,611,949	5.5%	14.8%
Less - allowance for loan losses	(3,622,632)	(3,944,456)	(3,994,390)	1.3%	10.3%
Loans, net	79,880,580	87,556,623	87,660,976	0.1%	9.7%

Investments securities available for sale	17,772,153	20,837,924	18,188,377	-12.7%	2.3%
Investments held to maturity	2,970,260	4,003,646	4,288,379	7.1%	44.4%
Reinsurance assets	402,426	412,175	470,148	14.1%	16.8%
Premiums and other policyholder receivables	571,066	600,355	561,630	-6.5%	-1.7%
Property, furniture and equipment, net	1,878,261	1,797,179	1,761,123	-2.0%	-6.2%
Due from customers on acceptances	151,952	321,829	264,235	-17.9%	73.9%
Investments in associates (1)	544,257	610,525	630,584	3.3%	15.9%
Other assets (2)	8,329,829	7,985,842	7,404,603	-7.3%	-11.1%

Total assets	143,239,414	159,809,799	156,196,734	-2.3%	9.0%

LIABILITIES AND EQUITY
Deposits and obligations
Non-interest bearing	23,707,385	24,712,319	23,194,081	-6.1%	-2.2%
Interest bearing	57,203,238	68,046,115	66,742,900	-1.9%	16.7%
Total deposits and obligations	80,910,623	92,758,434	89,936,981	-3.0%	11.2%

BCRP instruments	10,012,756	11,181,320	11,305,771	1.1%	12.9%
Due to banks and correspondents	9,180,228	8,688,933	8,931,350	2.8%	-2.7%
Bonds and subordinated debt	15,601,653	15,295,655	15,255,588	-0.3%	-2.2%
Acceptances outstanding	151,952	321,829	264,235	-17.9%	73.9%
Reserves for property and casualty claims	818,570	884,601	925,495	4.6%	13.1%
Reserve for unearned premiums	4,993,508	5,541,371	5,591,173	0.9%	12.0%
Reinsurance payable	328,381	381,228	404,316	6.1%	23.1%
Other liabilities (3)	5,836,077	7,543,338	5,334,465	-29.3%	-8.6%
Total liabilities	127,833,748	142,596,709	137,949,374	-3.3%	7.9%

Net equity	14,803,711	16,613,237	17,656,273	6.3%	19.3%
Capital stock	1,318,993	1,318,993	1,318,993	0.0%	0.0%
Treasury stock	(208,667)	(209,050)	(209,228)	0.1%	0.3%
Capital surplus	291,479	282,673	282,985	0.1%	-2.9%
Reserves	11,112,964	13,551,710	13,507,601	-0.3%	21.5%
Unrealized gains or losses	685,935	756,608	978,575	29.3%	42.7%
Retained earnings	1,603,007	912,303	1,777,347	94.8%	10.9%

Non-controlling interest	601,955	599,853	591,087	-1.5%	-1.8%

Total equity	15,405,666	17,213,090	18,247,360	6.0%	18.4%

Total liabilities and total equity	143,239,414	159,809,799	156,196,734	-2.3%	9.0%

Off balance sheet	60,310,434	68,121,131	63,364,922	-7.0%	5.1%

(1) Mainly includes JV between Grupo Pacifico and Banmedica.

(2) Mainly includes receivables, goodwill, tax credit, and others.

(3) Mainly includes other payable accounts.

CREDICORP LTD. AND SUBSIDIARIES

QUARTERLY INCOME STATEMENT

(In S/. thousands, IFRS)

	Quarter			% change		YTD		% change
	2Q15	1Q16	2Q16	QoQ	YoY	Jun 15	Jun 16	Jun 16 / Jun 15

Interest income and expense
Interest and dividend income	2,457,521	2,664,565	2,613,338	-1.9%	6.3%	4,834,737	5,277,903	9.2%
Interest expense	(620,321)	(717,875)	(709,119)	-1.2%	14.3%	(1,212,175)	(1,426,994)	17.72%
Net interest income	1,837,200	1,946,690	1,904,219	-2.2%	3.6%	3,622,562	3,850,909	6.3%

Net provisions for loan losses	(431,763)	(453,237)	(483,911)	6.8%	12.1%	(933,899)	(937,148)	0.3%

Non-financial income
Fee income	663,206	680,962	693,185	1.8%	4.5%	1,306,832	1,374,147	5.2%
Net gain on foreign exchange transactions	168,285	165,143	177,065	7.2%	5.2%	368,731	342,208	-7.2%
Net gain on sales of securities	20,743	5,453	176,169	N/A	N/A	45,628	181,622	298.0%
Net gain from subsidiaries (1)	(227)	3,537	891	-74.8%	-491.9%	146,591	4,428	-97.0%
Other non-financial fincome	37,724	62,487	37,438	-40.1%	-0.8%	79,375	99,925	25.9%
Total non financial income, net	889,730	917,582	1,084,748	18.2%	21.9%	1,947,158	2,002,330	2.8%

Insurance premiums and claims
Net premiums earned	427,044	453,237	453,647	0.1%	6.2%	831,540	906,884	9.1%
Net claims incurred	(255,382)	(263,923)	(265,815)	0.7%	4.1%	(487,657)	(529,738)	8.6%
Acquisition cost	(51,314)	(70,380)	(53,066)	-24.6%	3.4%	(127,285)	(123,446)	-3.0%
Total insurance services technical result	120,348	118,934	134,766	13.3%	12.0%	216,599	253,700	17.1%

Operating expenses
Salaries and employees benefits	(718,214)	(735,970)	(735,414)	-0.1%	2.4%	(1,433,409)	(1,471,384)	2.6%
Administrative, general and tax expenses	(481,985)	(453,686)	(513,652)	13.2%	6.6%	(913,152)	(967,338)	5.9%
Depreciation and amortization	(110,699)	(111,770)	(113,910)	1.9%	2.9%	(219,092)	(225,680)	3.0%
Other expenses	(55,280)	(47,033)	(47,463)	0.9%	-14.1%	(96,395)	(94,496)	-2.0%
Total expenses	(1,366,178)	(1,348,459)	(1,410,439)	4.6%	3.2%	(2,662,048)	(2,758,898)	3.6%

Operating income	1,049,336	1,181,510	1,229,383	4.1%	17.2%	2,190,372	2,410,893	10.1%

Translation result	9,324	(37,125)	(20,009)	-46.1%	-314.6%	10,890	(57,134)	-624.6%
Income taxes	(289,389)	(324,804)	(311,932)	-4.0%	7.8%	(598,820)	(636,736)	6.3%

Net income	769,271	819,581	897,442	9.5%	16.7%	1,602,442	1,717,023	7.2%
Non-controlling interest	19,976	23,950	23,250	-2.9%	16.4%	48,412	47,200	-2.5%
Net income attributed to Credicorp	749,295	795,631	874,192	9.9%	16.7%	1,554,030	1,669,823	7.5%

(1) Includes the joint venture between Grupo Pacifico and Banmedica.

11.2	BCP Consolidated

BANCO DE CREDITO DEL PERU AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

(In S/. thousands, IFRS)

	Quarter			% change
	2Q15	1Q16	2Q16	QoQ	YoY

ASSETS
Cash and due from banks	27,971,752	29,654,051	29,595,262	-0.2%	5.8%
Cash and BCRP	24,818,711	27,257,232	26,232,023	-3.8%	5.7%
Deposits in other banks	3,151,401	2,395,626	3,362,115	40.3%	6.7%
Interbanks	27	-	-	NA	-100.0%
Accrued interest on cash and due from banks	1,613	1,193	1,124	-5.8%	-30.3%

Trading securities, net	1,566,051	1,210,986	1,761,542	45.5%	12.5%

Loans	81,477,245	85,066,355	84,121,534	-1.1%	3.2%
Current	79,203,919	82,680,218	81,608,387	-1.3%	3.0%
Past due	2,273,326	2,386,137	2,513,147	5.3%	10.5%
Less - net provisions for possible loan losses	(3,621,117)	(3,755,337)	(3,793,544)	1.0%	4.8%
Loans, net	77,856,128	81,311,018	80,327,990	-1.2%	3.2%

Investment securities available for sale	7,768,324	9,523,060	7,042,344	-26.0%	-9.3%
Investments held to maturiy	2,970,259	3,688,925	3,977,471	7.8%	33.9%
Property, plant and equipment, net	1,746,215	1,628,041	1,595,504	-2.0%	-8.6%
Due from customers acceptances	151,952	321,829	264,235	-17.9%	73.9%
Other assets(1)	4,105,467	11,557,906	3,865,263	-66.6%	-5.9%

Total assets	124,136,148	138,895,816	128,429,611	-7.5%	3.5%

LIABILITIES AND NET SHAREHOLDERS' EQUITY

Deposits and obligations	76,540,620	81,846,712	78,407,712	-4.2%	2.4%
Demand deposits	26,574,657	29,176,005	26,713,043	-8.4%	0.5%
Saving deposits	21,995,366	23,627,802	23,338,183	-1.2%	6.1%
Time deposits	20,576,575	22,318,699	21,205,896	-5.0%	3.1%
Severance indemnity deposits (CTS)	7,173,252	6,563,463	6,997,706	6.6%	-2.4%
Interest payable	220,770	160,743	152,884	-4.9%	-30.7%

BCRP instruments	10,012,756	11,181,320	10,870,471	-2.8%	8.6%
Due to banks and correspondents	10,583,720	9,533,338	10,000,688	4.9%	-5.5%
Bonds and subordinated debt	13,522,815	13,523,675	13,656,079	1.0%	1.0%
Acceptances outstanding	151,952	321,829	264,235	-17.9%	73.9%
Other liabilities (2)	2,415,437	10,698,559	2,846,204	-73.4%	17.8%

Total liabilities	113,227,300	127,105,433	116,045,389	-8.7%	2.5%

Net shareholders' equity	10,755,017	11,630,731	12,242,857	5.3%	13.8%
Capital stock	5,560,671	6,772,966	6,772,966	0.0%	21.8%
Reserves	2,939,038	3,363,347	3,363,356	0.0%	14.4%
Unrealized gains and losses	103,893	87,938	(7,241)	-108.2%	-107.0%
Retained earnings	672,147	704,547	703,655	-0.1%	4.7%
Income for the year	1,479,268	701,933	1,410,121	100.9%	-4.7%

Minority interest	153,831	159,653	141,365	-11.5%	-8.1%

Total equity	10,908,848	11,790,384	12,384,222	5.0%	13.5%

Total liabilities and net shareholders' equity	124,136,148	138,895,817	128,429,611	-7.5%	3.5%

Off-balance sheet	59,199,912	58,360,744	52,935,640	-9.3%	-10.6%

(1)	Mainly includes intangible assets, other receivable accounts and tax credit. The increase in Other assets in 1Q16 is due mainly to the reclassification of Assets (S/7.4 million) from Banco de Crédito de Bolivia (BCB Bolivia) as an investment available for sale. The aforementioned is a result of the approval of Banco de Credito del Peru’s management to transfer the shares of BCP Bolivia to other Credicorp’s subsidiary.
(2)	Mainly includes other payable accounts. Also the increase in 1Q16 is due mainly to the reclassification of Assets (S/6.8 million) from BCB Bolivia.

BANCO DE CREDITO DEL PERU AND SUBSIDIARIES

QUARTERLY INCOME STATEMENT

(In S/. thousands, IFRS)

	Quarter			% change		YTD		% change
	2Q15	1Q16	2Q16	QoQ	YoY	Jun 15	Jun 16	Jun 16 / Jun 15

Interest income and expense
Interest and dividend income	2,182,733	2,348,010	2,472,793	5.3%	13.3%	4,320,351	4,820,803	11.6%
Interest expense	(551,784)	(638,912)	(686,004)	7.4%	24.3%	(1,078,765)	(1,324,916)	22.8%
Net interest income	1,630,949	1,709,098	1,786,789	4.5%	9.6%	3,241,586	3,495,887	7.8%

Net provision for loan losses	(424,797)	(437,335)	(484,044)	10.7%	13.9%	(921,820)	(921,379)	0.0%

Non financial income
Fee income	508,191	538,302	572,092	6.3%	12.6%	1,002,563	1,110,394	10.8%
Net gain on foreign exchange transactions	163,207	158,684	172,591	8.8%	5.7%	347,893	331,275	-4.8%
Net gain on sales of securities	(1,048)	3,261	27,229	735.0%	-2698.2%	407,083	30,490	-92.5%
Other	15,537	28,811	15,206	-47.2%	-2.1%	35,419	44,017	24.3%
Total non financial income,net	685,887	729,058	787,118	8.0%	14.8%	1,792,958	1,516,176	-15.4%

Operating expenses
Salaries and employees benefits	(552,747)	(569,773)	(607,429)	6.6%	9.9%	(1,111,849)	(1,177,202)	5.9%
Administrative expenses	(374,684)	(358,103)	(441,136)	23.2%	17.7%	(716,963)	(799,239)	11.5%
Depreciation and amortization	(84,517)	(85,395)	(91,690)	7.4%	8.5%	(168,385)	(177,085)	5.2%
Other	(32,818)	(20,947)	(33,739)	61.1%	2.8%	(60,315)	(54,686)	-9.3%
Total operating expenses	(1,044,766)	(1,034,218)	(1,173,994)	13.5%	12.4%	(2,057,512)	(2,208,212)	7.3%

Operating income	847,273	966,603	915,869	-5.2%	8.1%	2,055,212	1,882,472	-8.4%
Translation result	7,036	(30,445)	72,442	-337.9%	929.6%	5,841	41,997	619.0%
Income taxes	(247,714)	(250,164)	(256,621)	2.6%	3.6%	(610,355)	(506,785)	-17.0%
Minority interest	(3,461)	(4,893)	(2,670)	-45.4%	-22.9%	(4,937)	(7,563)	53.2%
Net income continuing operations	603,134	681,101	729,020	7.0%	20.9%	1,445,761	1,410,121
Net income discontinuing operations	16,903	20,830	(20,830)	-200.0%	-223.2%	33,507	-
Net income	620,037	701,931	708,190	0.9%	14.2%	1,479,268	1,410,121	-4.7%

(1)	Figures differ from previously reported due to the reclassification of of BCB Bolivia as a discontinuing operation.

BANCO DE CREDITO DEL PERU AND SUBSIDIARIES

SELECTED FINANCIAL INDICATORS

	Quarter			YTD
	2Q15	1Q16	2Q16	Jun 15	Jun 16

Profitability
EPS(1)	0.088	0.10	0.100	0.209	0.200
Net interest margin (2)	5.62%	5.36%	5.75%	5.7%	5.5%

ROAA (2)(3)	2.0%	2.0%	2.1%	2.5%	2.1%
ROAE (2)(3)	23.8%	23.6%	23.7%	28.6%	23.2%

No. of outstanding shares (Million)	7,066.35	7,066.35	7,066.35	7,066.35	7,066.35

Quality of loan portfolio
Internal overdue ratio	2.79%	2.81%	2.99%	2.79%	2.99%
NPL ratio	3.64%	3.71%	3.86%	3.64%	3.86%
Coverage of Internal overdue loans	159.3%	157.4%	151.0%	159.3%	151.0%
Coverage of NPLs	122.0%	120.3%	116.8%	122.0%	116.8%
Cost of risk	2.1%	2.1%	2.3%	2.1%	2.3%
Reserves for loan losses as a percentage of total loans	4.4%	4.4%	4.5%	4.4%	4.5%

Operating efficiency
Oper. expenses as a percent. of total income - reported (4)	44.0%	42.1%	45.0%	43.5%	43.6%
Oper. expenses as a percent. of total income - including all other items(5)	45.1%	42.4%	45.6%	40.9%	44.1%
Oper. expenses as a percent. of av. tot. sssets (2)(3)(4)	3.3%	3.0%	3.4%	3.3%	3.26%

Capital adequacy
Total regulatory capital (S/. Million)	13,354	15,373	15,703	13,354	15,703
Tier 1 capital (S/. Million)	8,936	10,647	10,794	8,936	10,794
Common equity tier 1 ratio	8.78%	8.81%	10.20%	8.8%	10.2%
BIS ratio(6)	14.4%	15.0%	15.8%	14.4%	15.8%

* Figures differ from those previously reported, because they have been replaced with audited financial data.

(1) Shares outstanding of 7,066 million are used for all periods since shares have been issued only for capitalization of profits.

(2) Ratios are annualized.

(3) Averages are determined as the average of period-beginning and period-ending balances.

(4) Total income includes net interest income, fee income and net gain on foreign exchange transactions. Operating expenses includes personnel expenses, administrative expenses and depreciation and amortization.

(5) Total income includes net interest income, fee income, net gain on foreign exchange transactions, net gain on sales of securities and other income. Operating expenses includes personnel expenses, administrative expenses, depreciation and amortization and other expenses.

(6) Regulatory capital/ risk-weighted assets. Risk weighted assets include market risk and operational risk.

11.3 Mibanco

MIBANCO

(In S/. thousands, IFRS )

	Quarter			% change
	2Q15	1Q16	2Q16	QoQ	YoY

ASSETS
Cash and due from banks	1,271,286	1,068,395	962,874	-9.9%	-24.3%
Investments available for sale and trading securities	1,408,921	1,617,629	1,671,097	3.3%	18.6%
Total loans	7,525,329	8,060,545	8,244,004	2.3%	9.6%
Current	6,969,787	7,598,087	7,771,118	2.3%	11.5%
Past-due	489,135	377,159	385,018	2.1%	-21.3%
Refinanced	66,407	85,298	87,868	3.0%	32.3%
Allowance for loan losses	(820,673)	(722,368)	(725,431)	0.4%	-11.6%
Net loans	6,704,656	7,338,177	7,518,573	2.5%	12.1%
Property, plant and equipment, net	238,194	234,244	230,721	-1.5%	-3.1%
Other assets	640,535	579,223	571,578	-1.3%	-10.8%
Total assets	10,263,592	10,837,666	10,954,843	1.1%	6.7%

LIABILITIES AND NET SHAREHOLDERS' EQUITY
Deposits and obligations	4,997,266	5,863,753	5,933,981	1.2%	18.7%
Due to banks and correspondents	3,072,494	2,568,640	1,989,301	-22.6%	-35.3%
Bonds ans subordinated debt	652,047	650,348	842,164	29.5%	29.2%
Other liabilities	323,894	447,347	807,363	80.5%	149.3%
Total liabilities	9,045,702	9,530,087	9,572,809	0.4%	5.8%

Net shareholders' equity	1,217,890	1,307,579	1,382,034	5.7%	13.5%

Total liabilities and net shareholders' equity	10,263,592	10,837,666	10,954,843	1.1%	6.7%

Net financial income	354,212	385,602	394,179	2.2%	11.3%
Provision for loan losses, net of recoveries	(91,743)	(64,165)	(69,493)	8.3%	-24.3%
Non financial income	9,452	8,707	8,681	-0.3%	-8.2%
Operating expenses	(209,347)	(231,877)	(242,282)	4.5%	15.7%
Operating Income	62,574	98,266	91,085	-7.3%	45.6%
Translation results	(430)	(628)	(360)	-42.8%	-16.4%
Income taxes	(12,847)	(22,731)	(21,268)	-6.4%	65.5%
Net income	49,297	74,908	69,457	-7.3%	40.9%

L/D ratio	150.6%	137.5%	138.9%	140 bps	-1170 bps
Inernal overdue ratio	6.5%	4.7%	4.7%	0 bps	-180 bps
NPL ratio	7.4%	5.7%	5.7%	0 bps	-170 bps
Coverage of Internal overdue loans	167.8%	191.5%	188.4%	-310 bps	2060 bps
Coverage of NPLs	147.7%	156.2%	153.4%	-280 bps	570 bps
ROAE	16.5%	22.6%	20.7%	-190 bps	420 bps
ROAE inc, goodwill	14.8%	20.4%	18.7%	-170 bps	390 bps
Efficiency ratio	59.1%	57.9%	58.6%	70 bps	-50 bps
Branches (1)	328	324	324	0.0%	-1.2%
Employees	9,925	10,464	10,490	0.2%	5.7%

11.4 BCP Bolivia

BCP BOLIVIA

(In S/. thousands, IFRS)

	Quarter			Change
	2Q15	1Q16	2Q16	QoQ	YoY

ASSETS
Cash and due from banks	1,063,752	1,412,355	1,102,200	-22.0%	3.6%
Investments available for sale and trading securities	1,266,648	1,153,495	1,060,803	-8.0%	-16.3%
Total loans	4,007,861	4,877,385	5,033,204	3.2%	25.6%
Current	3,926,075	4,772,310	4,920,573	3.1%	25.3%
Internal overdue loans	64,020	86,927	95,207	9.5%	48.7%
Refinanced	17,766	18,148	17,425	-4.0%	-1.9%
Allowance for loan losses	-150,654	-186,021	-196,311	5.5%	30.3%
Net loans	3,857,207	4,691,363	4,836,894	3.1%	25.4%
Property, plant and equipment, net	39,903	41,022	32,546	-20.7%	-18.4%
Other assets	70,069	113,460	84,802	-25.3%	21.0%
Total assets	6,297,579	7,411,694	7,117,245	-4.0%	13.0%

LIABILITIES AND NET SHAREHOLDERS' EQUITY
Deposits and obligations	5,545,300	6,501,871	6,245,188	-3.9%	12.6%
Due to banks and correspondents	30,351	24,736	27,508	11.2%	-9.4%
Bonds ans subordinated debt	33,185	104,274	102,890	-1.3%	210.1%
Other liabilities	177,006	215,647	162,352	-24.7%	-8.3%
Total liabilities	5,785,842	6,846,527	6,537,937	-4.5%	13.0%

Equity	511,737	565,167	579,308	2.5%	13.2%

Total liabilities and net shareholders' equity	6,297,579	7,411,694	7,117,245	-4.0%	13.0%

Net interest income	57,281	71,644	72,473	1.2%	26.5%
Provision for loan losses, net of recoveries	-8,724	-15,135	-17,662	16.7%	102.5%
Net interest income after provisions	48,557	56,509	54,811	-3.0%	12.9%
Non financial income	30,878	31,731	31,337	-1.2%	1.5%
Operating expenses	-61,750	-56,066	-55,105	-1.7%	-10.8%
Translation result	-60	18	-96	-636.6%	59.0%
Income taxes	-6,199	-11,361	-10,209	-10.1%	64.7%
Net income	11,427	20,830	20,740	-0.4%	81.5%

L/D ratio	72.3%	75.0%	80.6%	557 bps	832 bps
Internal overdue ratio	1.60%	1.78%	1.89%	11 bps	29 bps
NPL ratio	2.04%	2.15%	2.24%	9 bps	20 bps
Coverage of internal overdue ratio	235.3%	214.0%	206.2%	-781 bps	-2913 bps
Coverage of NPLs	184.2%	177.0%	174.3%	-275 bps	-991 bps
Efficiency ratio	74.3%	58.2%	54.8%	-339 bps	-1948 bps
ROAE	9.2%	14.5%	14.5%	-4 bps	534 bps
Branches	47	47	47	0	0
Agentes	60	100	94	-6	34
ATMs	252	257	260	3	8
Employees	1708	1644	1679	35	-29

11.5 Credicorp Capital

Credicorp Capital	Quarter			% change
S/ 000	2Q15	1Q16	2Q16	QoQ	YoY
Net interest income	1,657	-3,837	13,498	-451.8%	N/A
Non-financial income	118,146	128,629	127,192	-1.1%	7.7%
Fee income	93,233	79,105	94,628	19.6%	1.5%
Net gain on foreign exchange transactions	1,901	4,120	5,568	35.1%	192.9%
Net gain on sales of securities	18,789	41,909	24,843	-40.7%	32.2%
Other income	4,223	3,495	2,153	-38.4%	-49.0%
Operating expenses (1)	-101,612	-96,316	-100,580	4.4%	-1.0%
Operating income	18,191	28,476	40,110	40.9%	120.5%
Income taxes	-3,610	-6,891	-10,301	49.5%	185.3%
Translation results	5,427	-690	-218	-68.4%	-104.0%
Non-controlling interest (2)	-2,204	-4,087	-3,224	-21.1%	46.3%
Net income	17,804	16,808	26,367	56.9%	48.1%

* Unaudited results.

(1) Includes: Salaries and employees benefits + Administrative expenses + Assigned expenses + Depreciation and amortization + Tax and contributions + Other expenses.

(2) Percentage of Correval and IM Trust that is not owned by BCP Colombia and BCP Chile (49% and 39.4% respectively).

11.6 Atlantic Security Bank

ASB	Quarter			% change
US$ Millions	2Q15	1Q16	2Q16	QoQ	YoY
Total loans	895.5	914.2	909.5	-0.5%	1.6%
Total investments	908.1	873.3	872.5	-0.1%	-3.9%
Total assets	1,954.5	2,129.7	1,974.8	-7.3%	1.0%
Total deposits	1,618.6	1,654.9	1,685.1	1.8%	4.1%
Net shareholder's equity	195.6	216.2	234.5	8.5%	19.9%
Net income	9.7	-1.1	14.5	-1380.6%	49.6%

Interest earning assets

Interest earning assets*	Quarter			% change
US$ 000	2Q15	1Q16	2Q16	QoQ	YoY
Due from banks	113	256	149	-41.9%	32.2%
Total loans	895	914	910	-0.5%	1.6%
Investments	805	817	827	1.2%	2.8%
Total interest earning assets	1,813	1,988	1,885	-5.1%	4.0%

* Excludes investments in equities and mutual funds.

Liabilities

Liabilities	Quarter			% change
US$ 000	2Q15	1Q16	2Q16	QoQ	YoY
Deposits	1,619	1,655	1,685	1.8%	4.1%
Borrowed Funds	115	107	15	-86.0%	-87.0%
Other liabilities	25	152	40	-73.5%	58.6%
Total liabilities	1,759	1,913	1,740	-9.0%	-1.1%

Assets under management and Deposits (US$ Millions)

Assets Under Management and Deposits (US$ Million)

Portfolio distribution as of June 2016

11.7 Grupo Pacifico

GRUPO PACÍFICO*

(S/ in thousands )

	Quarter			% change
	2Q15	1Q16	2Q16	QoQ	YoY
Balance
Total assets	8,719,342	9,696,097	9,940,238	2.5%	14.0%
Invesment on securities (1)	6,415,552	6,986,860	7,221,832	3.4%	12.6%
Technical reserves	5,819,066	6,437,189	6,527,028	1.4%	12.2%
Net equity	1,745,821	1,941,579	2,242,417	15.5%	28.4%

Quarterly income statement
Net earned premiums	434,266	459,797	461,628	0.4%	6.3%
Net claims	255,383	263,924	265,815	0.7%	4.1%
Net fees	101,964	105,481	108,884	3.2%	6.8%
Net underwriting expenses	12,134	17,764	8,452	-52.4%	-30.3%
Underwriting result before Medical services	64,785	72,629	78,477	8.1%	21.1%

Net financial income	97,425	99,235	108,796	9.6%	11.7%

Operating expenses	97,758	103,244	95,868	-7.1%	-1.9%

Other income	5,404	12,197	5,288	-56.6%	-2.2%
Traslations results	4,868	-3,331	-2,088	-37.3%	-142.9%
Gain (loss) from Grupo Pacífico and Banmédica agreement	-228	3,537	891	-74.8%	-490.4%
Income tax	7,520	12,666	11,031	-12.9%	46.7%

Income before minority interest	66,976	68,357	84,464	23.6%	26.1%
Non-controlling interest	7,010	7,747	9,199	18.7%	31.2%

Net income	59,966	60,610	75,265	24.2%	25.5%

Ratios
Ceded	17.8%	16.6%	18.7%	210 bps	90 bps
Loss ratio(2)	58.8%	57.4%	57.6%	20 bps	-120 bps
Fees + underwriting expenses, net / net earned premiums	26.3%	26.8%	25.4%	-140 bps	-90 bps
Underwriting results / net earned premiums	14.9%	15.8%	17.0%	120 bps	210 bps
Operating expenses / net earned premiums	22.5%	22.5%	20.8%	-170 bps	-170 bps
ROAE (3)(4)	13.2%	13.0%	14.4%	140 bps	120 bps
Return on written premiums	9.0%	8.6%	11.2%	260 bps	220 bps
Combined ratio of P&C(5)	90.2%	90.7%	88.8%	-190 bps	-140 bps

*Financial statements without consolidation adjustments.

(1) Excluding investments in real estate.

(2) Includes unrealized gains.

(3) Net claims / Net earned premiums.

(4) Annualized and average are determined as the average of period beginning and period ending.

(5) (Net claims / Net earned premiums) + [(Acquisition cost + Operating expenses) / Net earned premiums].

From 1Q15 and on, Grupo Pacifico’s financial statements reflect the joint venture with Banmedica (to participate as equal partners, 50/50). This partnership includes:

i)	the private health insurance business, which is managed by Grupo Pacifico and incorporated in each line of Grupo Pacifico’s financial statements;

ii)	corporate health insurance for payroll employees; and
iii)	medical services.

The businesses described in ii) and iii) are managed by Banmedica, therefore they do not consolidate in Grupo Pacifico’s financial statements. The 50% of net income generated by Banmedica is recorded in Grupo Pacifico’s Income Statement as a gain/loss on investments in subsidiaries.

As explained before, corporate health insurance and medical services businesses are consolidated by Banmedica. The following table reflects the consolidated results from which Grupo Pacifico receives the 50% net income.

Corporate health insurance and Medical services

(Soles in thousands)

	Quarter			% change
	2Q15	1Q16	2Q16	QoQ	YoY
Results
Net earned premiums	201,498	213,448	214,537	0.5%	6.5%
Net claims	-168,690	-176,321	-183,864	4.3%	9.0%
Net fees	-9,130	-9,974	-9,593	-3.8%	5.1%
Net underwriting expenses	-2,693	-3,403	-2,992	-12.1%	11.1%
Underwriting result	20,984	23,751	18,087	-23.8%	-13.8%

Net financial income	1,156	1,158	1,365	17.9%	18.1%
Operating expenses	-16,418	-16,815	-16,707	-0.6%	1.8%
Other income	613	478	362	-24.2%	-40.9%
Traslations results	151	-150	-63	-58.4%	-141.5%
Income tax	-3,473	-2,717	-931	-65.7%	-73.2%

Net income before Medical services	3,013	5,704	2,114	-62.9%	-29.9%

Net income of Medical services	2,992	9,372	11,090	18.3%	270.7%

Net income	6,005	15,076	13,204	-12.4%	119.9%

11.8 Prima AFP

Main financial indicators	Quarter			% change		YTD		% change
S/. 000	2Q15	1Q16	2Q16	QoQ	YoY	Jun 15	Jun 16	Jun 16 / Jun 15
Total assets	775,713	860,244	760,382	-11.6%	-2.0%	1,746,925	1,620,626	-7.2%
Total liabilities	267,060	396,046	245,468	-38.0%	-8.1%	776,736	641,514	-17.4%
Net shareholders' equity	508,653	464,198	514,914	10.9%	1.2%	970,189	979,112	0.9%
Income from commissions	101,928	100,929	101,314	0.4%	-0.6%	201,765	202,243	0.2%
Administrative and sale expenses	(40,079)	(40,389)	(39,313)	-2.7%	-1.9%	-78,218	-79,702	1.9%
Depreciation and amortization	(4,742)	(4,992)	(5,204)	4.2%	9.7%	-9,622	-10,195	6.0%
Operating income	57,107	55,548	56,797	2.2%	-0.5%	113,925	112,345	-1.4%
Other income and expenses, net	(823)	924	(604)	-165.4%	-26.6%	-183	320	-274.8%
Income tax	(13,885)	(16,165)	(16,053)	-0.7%	15.6%	-30,960	-32,217	4.1%
Net income before translation results	42,400	40,308	40,140	-0.4%	-5.3%	82,782	80,448	-2.8%
Translations results	938	(538)	(295)	-45.3%	-131.4%	843	-833	-198.9%
Net income	43,338	39,770	39,846	0.2%	-8.1%	83,624	79,615	-4.8%
ROAE (1)	35.7%	30.3%	32.6%

(1) Net shareholders' equity includes unrealized gains from Prima's investment portfolio.

Funds under management

Funds under management	Mar 16	% share	Jun 16	% share
Fund 0	-	-	225	0.5%
Fund 1	5,379	13.4%	5,276	12.8%
Fund 2	27,448	68.5%	28,451	69.1%
Fund 3	7,259	18.1%	7,214	17.5%
Total S/. Millions	40,086	100%	41,165	100%

Nominal profitability over the last 12 months

	Mar 16 / Mar 15	Jun 16 / Jun 15
Fund 0
Fund 1	4.3%	6.0%
Fund 2	4.9%	4.0%
Fund 3	1.3%	-1.7%

AFP commissions

AFP commissions

Fee based on flow	1.60%	Applied to the affiliates' monthly remuneration.
Mixed fee

Flow	1.19%	Applied to the affiliates' monthly remuneration since February 2015, before it was 1.51%.

Balance	1.25%	Applies annualy to the new balance since February 2013 for new affiliates to the system and beginning on June 2013 for old affiliates who have chosen this commission scheme.

Main indicators

	Prima	System	% share	Prima	System	% share
Main indicators and market share	1Q16	1Q16	1Q16	2Q16	2Q16	2Q16
Affiliates	1,455,599	6,033,932	24.1%	1,458,616	6,103,073	23.9%
New affiliations (1)	0	80,060	0.0%	4	75,888	0.0%
Funds under management (S/. Millions)	40,086	125,912	31.8%	41,165	129,627	31.8%
Collections (S/. Millions) (1)	716	2,256	31.7%	742	2,353	31.5%
Voluntary contributions (S/. Millions)	245	574	42.6%	282	634	44.5%
RAM (S/. Millions) (2)	2,100	6,686	31.4%	2,143	6,786	31.6%

Source: SBS

(1) Accumulated to the quarter. Prima AFP's new affiliations correspond to fishing workers.

(2) Prima AFP estimate: Average of aggregated income during the last 4 months, excluding special collections and voluntary contribution fees.

11.9 Table of calculations

Table of calculations (1)

Profitability
Net Interest Margin (NIM)	Annualized net interest income/ Average* interest earning assets

Net Interest Margin on loans	[Interest on loans–(Interest expense x (Average* total loans /Average
(NIM on loans)	interest earning assets))] x 4/Average total loans

Funding cost	Annualized interest expense / Average* of total liabilities

Return on average assets (ROAA)	Annualized net income / Average* assets

Return on average equity (ROAE)	Annualized net income / Average* net equity

Portfolio quality
Internal overdue ratio	Internal overdue loans / Total loans

Non – performing loans ratio (NPL ratio)	Non-performing loans / Total loans

Coverage ratio of internal overdue loans	Allowance for loan losses / Internal overdue loans

Coverage ratio of non – performing loans	Allowance for loan losses / Non-performing loans

Cost of risk	Annualized net provisions for loan losses / Total loans

Operating performance
(Salaries and employee benefits + Administrative expenses +
Depreciation and amortization + Adquisition cost) / (Net interest income +
Fee income + Net gain on foreign exchange transactions + Net gain from associates + Net premiums earned)

Operating efficiency	(Salaries and employee benefits + Administrative expenses +
Depreciation and amortization + Adquisition cost) / Average* total assets

Capital Adequacy
BIS ratio	Regulatory Capital / Risk-weighted assets

Tier 1 ratio	Tier 1 / Risk-weighted assets
Capital + Reserves – 100% of applicable deductions (investment in
Common Equity Tier 1 ratio	subsidiaries, goodwill, intangibles and deferred tax that rely on future profitability) + retained earnings + unrealized gains.

(1) Averages are determined as the average of period-beginning and period-ending balances.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 9th, 2016

CREDICORP LTD. (Registrant)

By:	/s/ Miriam Bottger
Miriam Bottger
Authorized Representative